FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander-Chile
Santander-Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Table of Contents

Item

1.	2Q Earnings Report

2.	June 2012 Financial Statements in English

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions (“Chilean Bank GAAP” and the “SBIF,” respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the unaudited financial statements included in this 6K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to “Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2011” of our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CHILE

Date:	August 22, 2012	By:	/s/ Juan Pedro Santa María
			Name:	Juan Pedro Santa María
			Title:	General Counsel

BANCO SANTANDER CHILE

SECOND QUARTER 2012

EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

2Q12: Net income reaches Ch$105,695 million

In 2Q12, Net income attributable to shareholders totaled Ch$105,695 million (Ch$0.56 per share and US$1.1411/ADR). Compared to 1Q12 (from now on QoQ), net income decreased 10.7%. Compared to 2Q12 (from now on YoY), a record earnings quarter for the Bank, net income decreased 25.3%. This decline was mainly due to the lower inflation rate in the quarter that negatively affected net interest margins. Net income in the first half of 2012 totaled Ch$224,002 million (Ch$1.19 per share and US$2.42/ADR).

Solid levels of capital: Core capital at 10.4%, BIS at 13.7%

ROAE in 2Q12 reached 21.0% and 22.2% in 1H12. The Bank paid on April 25, 2012 its annual dividend equivalent to 60% of 2011 net income (Ch$1.39/share and US$2.9522/ADR) equivalent to a dividend yield of 3.5% on the dividend record date in Chile. Our dividend payout ratio has remained unchanged for the past three years. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002. The BIS ratio reached 13.7% as of June 2012 compared to 13.4% as of June 2011. The Bank’s core capital ratio reached 10.4% as of June 2012, among the highest among our main peers. Voting common shareholders’ equity is the sole component of our Tier I capital.

Loan growth accelerating

In 2Q12, total loans increased 3.3% QoQ (+13.2% annualized) and 5.5% YoY. In the quarter, the Bank focused its loan growth in the middle-market and corporate loan segments. These segments continue to show healthy loan demand given the solid level of investment expected this year in the Chilean economy. Simultaneously, many corporate clients have reverted to the local market for their funding needs as external funding sources for companies have become more expensive. As a result, lending in the middle market (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year) increased 4.2% QoQ. Corporate lending (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group) increased 6.6% QoQ.

1  Earnings per ADR was calculated using the Observed Exchange Rate Ch$509.73 per US$ as of June 30, 2012.

2  Dividend per ADR calculated based on the observed exchange rate of Ch$487.15 / US$ as of April 25, 2012, which was the dividend pay date in Chile.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased 1.7% QoQ in 2Q12 and 5.6% YoY. In the quarter, the Bank focused on expanding its loan portfolio in the mid-upper income segments, while remaining more selective in the mass consumer market. Loans to high-income individuals increased 2.7% QoQ in comparison to a decrease of 1.1% QoQ in the mass consumer market. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 2.1% QoQ (8.3% YoY), reflecting the Bank’s consistent focus on this profitable segment.

Solid growth of deposits

Total deposits increased 8.6% QoQ and 9.3% YoY, outstripping loan growth. In the quarter, pension funds and core deposits fueled deposit growth. As a result, total time deposits increased 12.3% QoQ. Core deposits (demand deposits and time deposits from non-institutional sources) grew 1.5% QoQ and 17.6% YoY. The Bank took advantage of this influx of deposits and its relatively high structural liquidity to pre-pay more expensive foreign bank lines and bonds.

* Demand deposits plus time deposits from non-institutional sources

Asset quality indicators remain stable QoQ

Net provisions for loan losses in the quarter were up 0.4% QoQ. Total charge-offs increased 4.3% QoQ driven by an increase in charge-offs in retail banking. This was offset by a 52.4% QoQ rise in loan loss recoveries, as the Bank strengthened its collection efforts in retail banking. The Bank’s Non-performing loans ratio (NPL) reached 2.88% as of June 2012 compared to 2.92% as of March 2012 and 2.60% as of June 2011. The Coverage ratio of total NPLs (loan loss allowances over non-performing loans) reached 97.8% as of June 30, 2012. The Risk Index, which measures the percentage of loans for which the Bank must set aside loan loss allowances, based on our internal models and

Superintendency of Banks guidelines, decreased to 2.82% as of June 2012 compared to 2.94% in March 2012 and 2.90% in June 2011.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Deceleration of inflation temporarily lowers net interest margins

In 2Q12, the Net interest margin (NIM) reached 5.0% compared to 5.3% in 1Q12 and 5.2% in 2Q12. The lower NIM was mainly due to the lower inflation rates, since the Bank has more assets than liabilities linked to inflation. Inflation, measured as the variation of the Unidad de Fomento (an inflation indexed currency unit), increased 0.42% in 2Q12 compared to 1.07% in 1Q12 and 1.44% in 2Q11. Net interest income decreased 4.2% QoQ and increased 3.0% YoY. The negative impact of a lower inflation rate was more than offset by higher lending volumes and an improved funding mix. The latter is a direct result of the Bank’s efforts over the past two years to improve our funding costs. This should give further stability to margins going forward.

Focus on improving efficiency in middle-income banking

Operating expenses in 2Q12 increased 9.6% QoQ and 10.1% YoY. The QoQ rise in expenses is mainly seasonal.  In the quarter, the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity, especially in middle-income banking. The CRM and Transformation Project should help to reverse this situation, leading to better long-term efficiency, growth and profitability in this segment.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change%
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q12 / 1Q12
Net interest income	254,940	266,072	247,414	3.0%	(4.2%)
Fee income	68,007	68,691	72,050	(5.6%)	(1.0%)
Core revenues	322,947	334,763	319,464	1.1%	(3.5%)
Financial transactions, net	25,640	19,303	29,076	(11.8%)	32.8%
Provision expense	(78,575)	(78,281)	(56,874)	38.2%	0.4%
Operating expenses	(137,742)	(125,670)	(125,161)	10.1%	9.6%
Operating income, net of provisions and costs	132,270	150,115	166,505	(20.6%)	(11.9%)
Other operating & Non-op. Income	(26,575)	(31,808)	(24,993)	6.3%	(16.5%)
Net income attributable to shareholders	105,695	118,307	141,512	(25.3%)	(10.7%)
Net income/share (Ch$)	0.56	0.63	0.75	(25.3%)	(10.7%)
Net income/ADR (US$)[1]	1.14	1.33	1.66	(31.0%)	(14.2%)
Total loans	18,374,472	17,792,081	17,422,040	5.5%	3.3%
Deposits	14,537,663	13,392,489	13,306,475	9.3%	8.6%
Shareholders’ equity	2,028,611	2,065,995	1,866,467	8.7%	(1.8%)
Net interest margin	5.0%	5.3%	5.2%
Efficiency ratio	41.0%	36.8%	36.5%
Return on average equity[2]	21.0%	23.3%	30.5%
NPL / Total loans[3]	2.88%	2.92%	2.60%
Coverage NPLs	97.8%	100.7%	111.9%
Risk index[5]	2.82%	2.94%	2.90%
BIS ratio	13.7%	14.8%	13.4%
Branches	499	499	487
ATMs	1,966	1,939	1,946
Employees	11,621	11,572	11,516

1.

The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$509.73 per US$ as of June 30, 2012.

2.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
5.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

5
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth accelerating

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-12	Mar-12	Jun-11	Jun. 12 / 11	Jun. / Mar. 12
Total loans to individuals[1]	9,534,018	9,376,934	9,026,697	5.6%	1.7%
Consumer loans	2,987,880	2,963,104	2,893,037	3.3%	0.8%
Residential mortgage loans	5,221,914	5,162,473	4,909,630	6.4%	1.2%
SMEs	2,658,077	2,604,565	2,455,349	8.3%	2.1%
Total retail lending	12,192,095	11,981,499	11,482,046	6.2%	1.8%
Institutional lending	366,862	347,818	372,939	(1.6%)	5.5%
Middle-Market & Real estate	3,848,479	3,692,576	3,625,439	6.2%	4.2%
Corporate	2,006,270	1,881,429	1,950,992	2.8%	6.6%
Total loans [2]	18,374,472	17,792,081	17,422,040	5.5%	3.3%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 2Q12, total loans increased 3.3% QoQ (+13.2% annualized) and 5.5% YoY. Loan growth was driven by the favorable evolution of the Chilean economy and was mainly focused in the high-end of the retail market, the middle-market and the corporate business segment. Even though the external scenario has worsened, the supportive local economic environment continued to push loan demand, albeit in less risky segments.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 1.7% QoQ in 2Q12 and 5.6% YoY. By product, consumer loans increased 0.8% QoQ (3.3% YoY) and residential mortgage loans increased 1.2% QoQ (6.4% YoY). In the quarter, the Bank focused on expanding its loan portfolio in the mid-upper income segments, while remaining more selective in the mass consumer market. Loans to high-income individuals increased 2.7% QoQ in comparison to a decrease of 1.1% in the mass consumer market. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 2.1% QoQ (8.3% YoY), reflecting the Bank’s consistent focus on this expanding and profitable segment.

In the quarter, the Bank focused its loan growth in the middle-market and corporate loan segments. These segments continue to show healthy loan demand given the high level of investment expected this year in the Chilean economy, which is expected to reach approximately 28% of GDP.

6
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Simultaneously, as external funding sources for companies have become more expensive many clients in these segments have reverted to the local market for their financing needs. A clear example of this was the largest loan approved by the Bank in its history in an amount of US$800 million (which will be included in July 2012 figures). This is a direct result of the Bank’s solid levels of liquidity and capital. Additionally, the Bank’s non-lending businesses with these clients (cash management, brokerage and treasury services) continue to thrive. As a result, lending in the middle market (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year) increased 4.2% QoQ. In Corporate lending (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group) loans increased 6.6% QoQ.

FUNDING

Strong deposit growth

Funding	Quarter ended,			% Change
(Ch$ million)	Jun-12	Mar-12	Jun-11	Jun. 12 / 11	Jun. / Mar. 12
Demand deposits	4,624,570	4,566,890	4,450,290	3.9%	1.3%
Time deposits	9,913,093	8,825,599	8,856,185	11.9%	12.3%
Total deposits	14,537,663	13,392,489	13,306,475	9.3%	8.6%
Mutual funds (off-balance sheet)	2,944,482	2,995,292	3,138,177	(6.2%)	(1.7%)
Total customer funds	17,482,145	16,387,781	16,444,652	6.3%	6.7%
Loans to deposits[1]	96.5%	98.4%	96.8%

1. (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) increased 6.7% QoQ and 6.3% YoY. Total deposits increased 8.6% QoQ and 9.3% YoY, outstripping loan growth. In the quarter, pension funds and core deposits fueled deposit growth. As a result, total time deposits increased 12.3% QoQ. The Bank took advantage of this influx of deposits and its relatively high structural liquidity to pre-pay more expensive foreign bank lines and bonds. This improved the Bank’s funding mix, as deposits tend to be cheaper and more stable than other sources of funding.

Core deposits (demand deposits and time deposits from non-institutional sources) grew 1.5% QoQ and 17.6% YoY. Demand deposits increased 1.3% QoQ and 3.9% YoY. Core time deposits increased 1.5% QoQ and 17.6% YoY.   Core deposits as a percentage of total deposits reached 73.3% compared to 68.1% as of June 2011.

* Demand deposits plus time deposits from non-institutional sources

It is important to note that the Bank follows Grupo Santander’s policy of independent subsidiaries and intergroup funding represented 0.8% of our funding as of June 30, 2012.

7
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

This high growth of deposits was partially offset by a decrease in assets under management. The weakening of equity markets in 2Q12 negatively affected the funds managed by our asset management business. Assets under management decreased 1.7% QoQ and 6.2% YoY. This also had a negative impact on fees from asset management (See Fee income).

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.4%. Dividend payout ratio unchanged since 2009.

Shareholders’ Equity	Quarter ended,			Change %
(Ch$ million)	Jun-12	Mar-12	Jun-11	Jun. 12 / 11	Jun. / Mar. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,539	51,539	51,539	0.0%	0.0%
Valuation adjustment	3,946	(15,210)	(7,831)	--%	--%
Retained Earnings:	1,081,823	1,138,363	931,456	16.1%	(5.0%)
Retained earnings prior periods	925,022	1,186,073	750,989	23.2%	(22.0%)
Income for the period	224,002	118,307	257,810	(13.1%)	89.3%
Provision for mandatory dividend	(67,201)	(166,017)	(77,343)	(13.1%)	(59.5%)
Equity attributable to shareholders	2,028,611	2,065,995	1,866,467	8.7%	(1.8%)
Non-controlling interest	31,272	34,554	31,171	0.3%	(9.5%)
Total Equity	2,059,883	2,100,549	1,897,638	8.5%	(1.9%)
Quarterly ROAE	21.0%	23.3%	30.5%

Shareholders’ equity totaled Ch$2,028,611 million (US$4.0 billion) as of March 31, 2012. The Bank paid on April 25, 2012 its annual dividend equivalent to 60% of 2011 net income (Ch$1.39/share and US$2.953/ADR) equivalent to a dividend yield of 3.5% on the dividend record date in Chile. Our dividend payout ratio has remained unchanged for the past three years. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002. ROAE in 2Q12 reached 21.0% and 22.2% in 1H12.

3 Dividend per ADR calculated based on the observed exchange rate of Ch$487.15 / US$ as of April 25, 2012, which was the dividend pay date in Chile.

8
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-12	Mar-12	Jun-11	Jun. 12 / 11	Jun. / Mar. 12
Tier I (Core Capital)	2,028,611	2,065,995	1,866,467	8.7%	(1.8%)
Tier II	659,789	673,109	669,798	(1.5%)	(2.0%)
Regulatory capital	2,688,400	2,739,104	2,536,265	6.0%	(1.9%)
Risk weighted assets	19,572,225	18,509,191	18,964,803	3.2%	5.7%
Tier I (Core capital) ratio	10.4%	11.2%	9.8%
BIS ratio	13.7%	14.8%	13.4%

The BIS ratio reached 13.7% as of June 2012 compared to 14.8% as of March 2012 and 13.4% as of June 2011. The Bank’s core capital ratio reached 10.4% as of June 2012. The QoQ decline was mainly due to our annual dividend payment mentioned above. The YoY increase in BIS and Core capital levels reflects the Bank’s conservative stance regarding liquidity and capital. Voting common shareholders’ equity is the sole component of our Tier I capital.

Additionally in the quarter, the Board of Santander Chile filed with the Superintendence of Banks and financial Institutions (SBIF), its capital management plan. Among other definitions, the Board formalized the Bank’s internal limits regarding capital levels. The Board designated the Bank’s Asset and Liability Committee, comprised of five Boards members including three independent members, as the governing body that will determine and supervise the Bank’s capital levels. The Board also established the Bank’s minimum BIS ratio under current capital requirements at 12%. This is 100 basis points above the Bank’s regulatory limits.

9
Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Better asset mix and lower funding costs drives net interest income despite lower inflation

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q12 / 1Q12
Interest income	455,980	502,833	472,132	(3.4%)	(9.3%)
Interest expense	(201,040)	(236,761)	(224,718)	(10.5%)	(15.1%)
Net interest income	254,940	266,072	247,414	3.0%	(4.2%)
Average interest-earning assets	20,362,279	20,119,312	19,099,828	6.6%	1.2%
Average loans	18,127,164	17,537,743	17,146,712	5.7%	3.4%
Interest earning asset yield[1]	9.0%	10.0%	9.9%
Cost of funds[2]	3.9%	4.8%	4.9%
Net interest margin (NIM)[3]	5.0%	5.3%	5.2%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	33.2%	32.6%	33.6%
Quarterly inflation rate[4]	0.42%	1.07%	1.44%
Central Bank reference rate	5.00%	5.00%	5.25%
Avg. 10 year Central Bank yield (real)	2.49%	2.45%	2.90%

1. Interest income divided by interest earning assets.

2. Interest expense divided by interest bearing liabilities + demand deposits.

3. Net interest income divided by average interest earning assets annualized.

4. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q12, Net interest income decreased 4.2% QoQ and increased 3.0% YoY. The Net interest margin (NIM) in 2Q12 reached 5.0% compared to 5.3% in 1Q12 and 5.2% in 2Q12.

Compared to 2Q11, the lower net interest margin was mainly due to the lower inflation rates, since the Bank has more assets than liabilities linked to inflation. Inflation, measured as the variation of the Unidad de Fomento (an inflation indexed currency unit), reached 0.42% in 2Q12 compared to 1.44% in 2Q11. For every 100 bp change in inflation, net interest income varies by approximately Ch$30 billion. Despite this impact, net interest income still grew 3.0% YoY in 2Q12. This is a direct result of:

i)                Higher lending volumes and loan spreads (excluding the impacts of mismatches in inflation indexed assets and liabilities) helped to boost the Bank’s NIM in the quarter. Average loans were up 5.7% and total earnings assets grew 6.6% YoY. Loan spreads began to rise in 2S11, as the Bank implemented a stricter pricing policy.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ii)             Improved funding mix away from relatively expensive institutional depositors towards a more core client time deposit base has also helped to sustain margins in the quarter. This is a direct result of the Bank’s efforts over the past two years to improve our funding mix and costs funding costs. This should give further stability to margins going forward.

*Cost of funds: Quarterly interest expense annualized / interest bearing liabilities + demand deposits. Peer Group: Chile, BCI, BBVA, Corpbanca	*Core deposits: Demand deposits plus time deposits from non-institutional clients.

Compared to 1Q12, the net interest margin decreased 30 basis points. This was directly due to lower UF inflation QoQ. Funding costs benefitted from the positive evolution of the Bank’s funding mix, as described above. Finally, the Bank took advantage of its excess liquidity cushion by paying liabilities that are more expensive and increasing the loan to asset ratio.

For the remainder of 2012, the evolution of margins will depend on various factors. The Bank will continue to focus on spreads. Funding costs should continue to stabilize or eventually fall in line with the outlook for short-term interest rates. On the other hand, inflation expectations, especially for 3Q12, have fallen considerably as international oil prices have dropped. The negative effects of possible regulations regarding maximum rates may have a negative impact on margins, mainly in 2013. Finally, this year Congress is expected to approve modifications to Chile’s tax code and the pricing mechanism for gasoline, which may result in temporary deflation.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Asset quality stable QoQ. Proactive risk measures in retail banking have been effective

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q12 / 1Q12
Gross provisions	1,891	1,174	1,040	81.8%	61.1%
Charge-offs	(88,009)	(84,403)	(62,576)	40.6%	4.3%
Gross provisions and charge-offs	(86,118)	(83,229)	(61,536)	39.9%	3.5%
Loan loss recoveries	7,543	4,948	4,662	61.8%	52.4%
Net provisions for loan losses	(78,575)	(78,281)	(56,874)	38.2%	0.4%
Total loans[1]	18,374,472	17,792,081	17,422,040	5.5%	3.3%
Total reserves (RLL)	518,331	522,728	505,886	2.5%	(0.8%)
Non-performing loans[2] (NPLs)	529,869	519,283	452,149	17.2%	2.0%
NPLs commercial loans	277,742	263,843	227,149	22.3%	5.3%
NPLs residential mortgage loans	150,505	156,280	126,324	19.1%	(3.7%)
NPLs consumer loans	101,622	99,160	98,676	3.0%	2.5%
Risk index[3] (RLL / Total loans)	2.82%	2.94%	2.90%
NPL / Total loans	2.88%	2.92%	2.60%
NPL / Commercial loans	2.73%	2.73%	2.36%
NPL / Residential mortgage loans	2.88%	3.03%	2.57%
NPL / consumer loans	3.40%	3.35%	3.41%
Coverage of NPLs[4]	97.8%	100.7%	111.9%
Coverage of commercial NPLs	84.9%	90.5%	102.0%
Coverage of residential mortgage NPLs	24.1%	23.1%	27.3%
Coverage of consumer NPLs	242.4%	249.9%	243.1%

1.               Excludes interbank loans.

2.               NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.

3.               Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.

4.               Loan loss allowances / NPLs.

Net provision for loan losses in the quarter were up 0.4% QoQ and increased 38.2% YoY. Total charge-offs increased 4.3% QoQ driven by an increase in charge-offs in retail banking. Since 3Q11, the Bank has been implementing more prudent credit risk policies in light of: (i) a possible deterioration of the macro environment, (ii) an increase in expected loss of the mass consumer market following the La Polar case and, (iii) the new regulations that temporarily reduced the effectiveness of the negative credit bureau. Following these events, the Bank has been redesigning its credit risk process in the mass consumer market, including:

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

1)         Restricting renegotiations. In the short-term, this affects NPLs and charge-offs while lowering loan growth, but will lead to a healthier consumer loan book in the medium term. It is important to point out that QoQ, the non-performing loan ratio of the consumer loan book has been stable. As of June 2012, this ratio reached 3.4% compared to March 2012 and 3.41% in June 2011. The coverage ratio of consumer loan NPLs reached 242.4% as of June 2012.

2)         Improving the recovery process. The Bank has overhauled its recovery units and increased the amount of recovery agents by 31.1% YoY. This has led to an 82% YoY increase in consumer loan loss recoveries in 2Q12. This pushed total recoveries up 52.4% QoQ and 61.8% YoY.

3)         Tightening of consumer risk provisioning model parameters. Furthermore, the Bank, in 3Q12 will re-calibrate its expected loss model for consumer loans by increasing the upfront provision recognized at the moment a consumer loan is originated. We calculate the impact of this re-calibration of our consumer model to be Ch$24.8 billion, which will be fully recognized in 3Q12. This will be partially offset by the expected decrease in charge-offs and the rise in recoveries going forward.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The net provision expense by loan product was as follows:

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q 12 / 1Q12
Commercial loans	(16,024)	(11,746)	(3,866)	314.5%	36.4%
Residential mortgage loans	(3,855)	(3,888)	(8,904)	(56.7%)	(0.8%)
Consumer loans	(58,696)	(62,648)	(44,104)	33.1%	(6.3%)
Net provisions for loan losses	(78,575)	(78,282)	(56,874)	38.2%	0.4%

By product, the QoQ and YoY increase in net provision expense was driven by commercial loans. This was mainly due to loan growth, since the Bank set-asides provisions at the moment of loan origination and a slight increase in risk in the Bank’s SME loan portfolio. Commercial loan NPLs were stable QoQ at 2.73%.

The Bank’s Non-performing loans ratio (NPL) reached 2.88% as of June 2012 compared to 2.92% as of March 2012 and 2.60% as of June 2011. The Coverage ratio of total NPLs (loan loss allowances over non-performing loans) reached 97.8% as of June 30, 2012. The Risk Index, which measures the percentage of loans for which the Bank must set aside loan loss allowances, based on our internal models and Superintendency of Banks guidelines, decreased to 2.82% as of June 2012 compared to 2.94% in March 2012 and 2.90% in June 2011.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Lower business activity in Banefe and negative impact of market downturn on asset management lowers fee income

Fee Income	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q 12 / 1Q12
Collection fees	16,449	15,802	16,215	1.4%	4.1%
Credit, debit & ATM card fees	13,639	15,017	16,078	(15.2%)	(9.2%)
Asset management	8,488	8,609	10,179	(16.6%)	(1.4%)
Insurance brokerage	8,015	8,186	9,574	(16.3%)	(2.1%)
Checking accounts	7,350	7,238	7,078	3.8%	1.5%
Contingent operations	6,909	6,935	5,699	21.2%	(0.4%)
Fees from brokerage	3,303	1,982	2,592	27.4%	66.6%
Lines of credit	2,418	2,449	2,949	(18.0%)	(1.3%)
Other Fees	1,436	2,473	1,686	(14.8%)	(41.9%)
Total fees	68,007	68,691	72,050	(5.6%)	(1.0%)

Net fee income decreased 1.0% QoQ and 5.6% YoY in 2Q12. Fee income growth in the quarter decelerated as our asset management business was affected by the market downturn. At the same time, the Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments. The Bank’s total client base has increased 3.8% in the past twelve-months and the amount of cross-sold clients in all segments, excluding Banefe, has risen 12.7% YoY. This also boosted checking account fees in the quarter. This was offset by a decline in total Banefe clients and cross-sold clients, as the Bank reduced its exposure to those clients that showed unhealthy financial behavior.  This also had a short-term impact on certain fess in the quarter, specifically credit card, line of credit and insurance brokerage fees.  The Bank’s stock brokerage unit had a positive quarter led by its role in various equity transactions.

Cross-sold: For clients in Banefe cross-sold clients are clients with at least two products, one of which is a loan product plus direct deposit. In the Bank, excluding Banefe, a cross-sold client uses at least 4 products. The definition of cross-sold clients was changed in the quarter and the historical figures were restated.

Going forward, the Bank is in the midst of its Transformation Plan and the installation of a new CRM system. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. Once completed, this should permit a more efficient and rapid growth of the client base, cross-selling indicators and fee income.

15

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client treasury services

Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q 12 / 1Q12
Net income from financial operations	20,416	(34,196)	2,027	907.2%	--%
Foreign exchange profit (loss), net	5,224	53,499	27,049	(80.7%)	(90.2%)
Net results from financial transactions	25,640	19,303	29,076	(11.8%)	32.8%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$25,640 million in 2Q12, a 32.8% QoQ increase and an 11.8% YoY decrease. In order to comprehend more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q 12 / 1Q12
Santander Global Connect[1]	14,610	14,575	15,045	(2.9%)	0.2%
Market-making	7,430	11,310	6,013	23.6%	(34.3%)
Client treasury services	22,040	25,885	21,058	4.7%	(14.9%)
Non-client treasury income	3,600	(6,582)	8,018	(55.1%)	--%
Net results from financial transactions	25,640	19,303	29,076	(11.8%)	32.8%

1.  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$22,040 million in 2Q12 and decreased 14.9% QoQ due to lower gains from our market-making business. Compared to 2Q12, client treasury services rose 4.7% due to an increase in client treasury services, which make up the bulk of our financial transaction results and reflects the recurring nature of this income line item.

The Bank recognized a Ch$3,600 million gain from Non-client treasury services in the quarter compared to a loss of Ch$6,582 million in 1Q12. In the quarter, as inflation descended, interest rates also declined, resulting in positive mark-to-market gains from the Bank’s fixed income portfolio mainly comprised of Central Bank instruments. The 55.1% YoY decrease in non-client treasury income in 2Q12 was mainly due to the one-time gain of Ch$5,705 million recognized in 2Q11 from the sale of shares in Visa Inc.

16

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Focus on improving efficiency in middle-income banking

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q 12 / 1Q12
Personnel expenses	(78,395)	(69,460)	(70,655)	11.0%	12.9%
Administrative expenses	(45,115)	(44,084)	(41,535)	8.6%	2.3%
Depreciation, amortization and impairment	(14,232)	(12,126)	(12,971)	9.7%	17.4%
Operating expenses	(137,742)	(125,670)	(125,161)	10.1%	9.6%
Efficiency ratio[1]	41.0%	36.8%	36.5%

1.          Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 1Q12 increased 9.6% QoQ and 10.1% YoY. The QoQ rise in expenses is mainly seasonal as first quarter includes the reversal of paid personnel vacation expenses due to the holiday season and in April of each year, the Bank adjusts salaries by the annual rise in CPI (+3.5%). The 11.0% YoY increase in personnel expenses was mainly due to an increase in business activity, especially in the corporate and middle market banking segments. As of June 2012, headcount totaled 11,621 employees, flat QoQ and YoY.

Administrative expenses increased 8.6% YoY in 2Q12, as the Bank continued with its projects of investing in a new Client Relationship Management system and the Transformation Initiatives aimed at enhancing productivity, especially in middle-income banking. The CRM and Transformation Project should help to reverse this situation, leading to better long-term efficiency, growth and profitability in this segment.

17

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q12 / 1Q12
Other operating income	3,072	3,982	3,309	(7.2%)	(22.9%)
Other operating expenses	(15,464)	(16,365)	(8,800)	75.7%	(5.5%)
Other operating income, net	(12,392)	(12,383)	(5,491)	125.7%	0.1%
Income from investments in other companies	660	447	552	19.6%	47.7%
Income tax expense	(14,027)	(19,081)	(19,416)	(27.8%)	(26.5%)
Income tax rate	11.6%	13.8%	12.0%

Other operating income, net, totaled Ch$-12,392 million in 2Q12. The higher loss compared to 2Q11 was mainly due to lower reversal of non-credit contingencies recognized as other operating expenses in 2Q11.

The lower income tax expense in 2Q12 was mainly due to: (i) the reduction in the statutory corporate tax rate to 18.5% in 2012 from 20% in 2011 and, (ii) the Bank recognized a tax benefit from real estate taxes (contribuciones) paid over assets it has leased to clients. For these reason, the effective tax rate was only 11.6% in the quarter. For the rest of the year an effective tax rate of 15-16% is expected. Congress is currently discussing a law that would raise the statutory corporate tax rate to 20% this year, which would negatively affect income tax expense.

18

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s (Outlook negative)	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s (outlook negative)	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch (outlook negative)	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Negative	Stable

19

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE

As of June 2012

Ownership Structure:

Average daily traded volumes 6M12
US$ million

ADR Price Evolution Santander ADR vs. Global 1200 Financial Index (Base 100 = 06/30/2008)	Local Share Price Evolution Santander vs IPSA Index (Base 100 = 06/30/2008)

ADR price (US$) 6M12		Local share price (Ch$) 6M12
06/30/12:	77.49	06/30/12:	37.34
Maximum (3M12):	88.22	Maximum (3M12):	41.00
Minimum (3M12):	71.00	Minimum (3M12):	34.74

Market Capitalization: US$14,055 million
		Dividends:
P/E 12 month trailing*:	17.5	Year paid Ch$/share % of previous year earnings 2008: 1.06 65% 2009: 1.13 65% 2010: 1.37 60% 2011: 1.52 60% 2012: 1.39 60%
P/BV (06/30/12)**:	3.47
Dividend yield***:	3.5%
* Price as of June 30, 2012 / 12mth. earnings ** Price as of June 30, 2012 / Book value as of 06/30/12 *** Based on closing price on record date of last dividend payment.

20

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-12	Jun-12	Dec-11	Jun 12 / Dec. 11
Assets	US$ths	Ch$million		% Chg.

Cash and balances from Central Bank	4,411,396	2,210,330	2,793,701	(20.9%)
Funds to be cleared	952,733	477,367	276,454	72.7%
Financial assets held for trading	789,061	395,359	409,763	(3.5%)
Investment collateral under agreements to repurchase	9,492	4,756	12,928	(63.2%)
Derivatives	2,852,406	1,429,198	1,612,869	(11.4%)
Interbank loans	290,171	145,390	87,541	66.1%
Loans, net of loan loss allowances	35,637,443	17,856,141	16,823,407	6.1%
Available-for-sale financial assets	3,532,538	1,769,978	1,661,311	6.5%
Held-to-maturity investments	-	-	-	--%
Investments in other companies	17,671	8,854	8,728	1.4%
Intangible assets	146,494	73,401	80,739	(9.1%)
Fixed assets	302,704	151,670	153,059	(0.9%)
Current tax assets	48,261	24,181	37,253	(35.1%)
Deferred tax assets	279,894	140,241	147,754	(5.1%)
Other assets	1,221,207	611,886	546,470	12.0%
Total Assets	50,491,471	25,298,752	24,651,977	2.6%

Liabilities and Equity
Demand deposits	9,229,758	4,624,570	4,413,815	4.8%
Funds to be cleared	594,494	297,871	89,486	232.9%
Investments sold under agreements to repurchase	738,284	369,917	544,381	(32.0%)
Time deposits and savings accounts	19,784,638	9,913,093	8,921,114	11.1%
Derivatives	2,346,035	1,175,481	1,292,148	(9.0%)
Deposits from credit institutions	3,408,432	1,707,795	1,920,092	(11.1%)
Marketable debt securities	8,685,073	4,351,656	4,623,239	(5.9%)
Other obligations	373,977	187,381	176,599	6.1%
Current tax liabilities	92	46	1,498	(96.9%)
Deferred tax liability	17,894	8,966	5,315	68.7%
Provisions	310,344	155,498	230,290	(32.5%)
Other liabilities	891,318	446,595	398,977	11.9%
Total Liabilities	46,380,339	23,238,869	22,616,954	2.7%

Equity
Capital	1,778,870	891,303	891,303	0.0%
Reserves	102,862	51,539	51,539	0.0%
Unrealized gain (loss) Available-for-sale financial assets	7,875	3,946	2,832	39.3%
Retained Earnings:	2,159,112	1,081,823	1,055,548	2.5%
Retained earnings previous periods	1,846,167	925,022	750,989	23.2%
Net income	447,065	224,002	435,084	(48.5%)
Provision for mandatory dividend	(134,120)	(67,201)	(130,525)	(48.5%)
Total Shareholders’ Equity	4,048,719	2,028,611	2,001,222	1.4%
Minority Interest	62,413	31,272	33,801	(7.5%)
Total Equity	4,111,132	2,059,883	2,035,023	1.2%
Total Liabilities and Equity	50,491,471	25,298,752	24,651,977	2.6%

Figures in US$ have been translated at the exchange rate of Ch$501.05

21

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

ANNEX 2: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Jun-12	Jun-12	Jun-11	Jun 12 / Jun 11
	US$ths.	Ch$million		% Chg.

Interest income	1,913,607	958,813	850,549	12.7%
Interest expense	(873,767)	(437,801)	(374,452)	16.9%
Net interest income	1,039,840	521,012	476,097	9.4%
Fee and commission income	362,988	181,875	183,890	(1.1%)
Fee and commission expense	(90,165)	(45,177)	(40,451)	11.7%
Net fee and commission income	272,823	136,698	143,439	(4.7%)
Net income from financial operations	(27,502)	(13,780)	51,402	--%
Foreign exchange profit (loss), net	117,200	58,723	3,867	1418.6%
Total financial transactions, net	89,698	44,943	55,269	(18.7%)
Other operating income	14,078	7,054	5,859	20.4%
Net operating profit before loan losses	1,416,439	709,707	680,664	4.3%
Provision for loan losses	(313,055)	(156,856)	(105,548)	48.6%
Net operating profit	1,103,384	552,851	575,116	(3.9%)
Personnel salaries and expenses	(295,090)	(147,855)	(133,496)	10.8%
Administrative expenses	(178,024)	(89,199)	(81,037)	10.1%
Depreciation and amortization	(52,430)	(26,270)	(26,284)	(0.1%)
Impairment	(176)	(88)	(32)	175.0%
Operating expenses	(525,720)	(263,412)	(240,849)	9.4%
Other operating expenses	(63,525)	(31,829)	(29,413)	8.2%
Total operating expenses	(589,245)	(295,241)	(270,262)	9.2%
Operating income	514,139	257,610	304,854	(15.5%)
Income from investments in other companies	2,209	1,107	1,127	(1.8%)
Income before taxes	516,348	258,717	305,981	(15.4%)
Income tax expense	(66,077)	(33,108)	(45,917)	(27.9%)
Net income from ordinary activities	450,271	225,609	260,064	(13.2%)
Net income discontinued operations	-	-	-	--%
Net income attributable to:
Minority interest	3,207	1,607	2,254	(28.7%)
Net income attributable to shareholders	447,065	224,002	257,810	(13.1%)

Figures in US$ have been translated at the exchange rate of Ch$501.05

22

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q12	2Q12	1Q12	2Q11	2Q12 / 2Q11	2Q12 / 1Q12
	US$ths.	Ch$mn			% Chg.
Interest income	910,049	455,980	502,833	472,132	(3.4%)	(9.3%)
Interest expense	(401,237)	(201,040)	(236,761)	(224,718)	(10.5%)	(15.1%)
Net interest income	508,812	254,940	266,072	247,414	3.0%	(4.2%)
Fee and commission income	181,499	90,940	90,935	92,652	(1.8%)	0.0%
Fee and commission expense	(45,770)	(22,933)	(22,244)	(20,602)	11.3%	3.1%
Net fee and commission income	135,729	68,007	68,691	72,050	(5.6%)	(1.0%)
Net income from financial operations	40,746	20,416	(34,196)	2,027	907.2%	--%
Foreign exchange profit (loss), net	10,426	5,224	53,499	27,049	(80.7%)	(90.2%)
Total financial transactions, net	51,172	25,640	19,303	29,076	(11.8%)	32.8%
Other operating income	6,131	3,072	3,982	3,309	(7.2%)	(22.9%)
Net operating profit before loan losses	701,844	351,659	358,048	351,849	(0.1%)	(1.8%)
Provision for loan losses	(156,821)	(78,575)	(78,281)	(56,874)	38.2%	0.4%
Net operating profit	545,023	273,084	279,767	294,975	(7.4%)	(2.4%)
Personnel salaries and expenses	(156,461)	(78,395)	(69,460)	(70,655)	11.0%	12.9%
Administrative expenses	(90,041)	(45,115)	(44,084)	(41,535)	8.6%	2.3%
Depreciation and amortization	(28,336)	(14,198)	(12,072)	(12,944)	9.7%	17.6%
Impairment	(68)	(34)	(54)	(27)	25.9%	(37.0%)
Operating expenses	(274,906)	(137,742)	(125,670)	(125,161)	10.1%	9.6%
Other operating expenses	(30,863)	(15,464)	(16,365)	(8,800)	75.7%	(5.5%)
Total operating expenses	(305,769)	(153,206)	(142,035)	(133,961)	14.4%	7.9%
Operating income	239,254	119,878	137,732	161,014	(25.5%)	(13.0%)
Income from investments in other companies	1,317	660	447	552	19.6%	47.7%
Income before taxes	240,571	120,538	138,179	161,566	(25.4%)	(12.8%)
Income tax expense	(27,995)	(14,027)	(19,081)	(19,416)	(27.8%)	(26.5%)
Net income from ordinary activities	212,576	106,511	119,098	142,150	(25.1%)	(10.6%)
Net income discontinued operations	-	-	-	-	--%	--%
Net income attributable to:
Minority interest	1,629	816	791	638	27.9%	3.2%
Net income attributable to shareholders	210,947	105,695	118,307	141,512	(25.3%)	(10.7%)

Figures in US$ have been translated at the exchange rate of Ch$501.05

23

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-11	Jun-11	Sep-11	Dec-11	Mar-12	Jun-12
(Ch$ millions)
Loans
Consumer loans	2,815,117	2,893,037	2,925,659	2,943,846	2,963,104	2,987,880
Residential mortgage loans	4,758,711	4,909,630	5,016,420	5,115,663	5,162,473	5,221,914
Commercial loans	9,200,539	9,619,373	9,738,277	9,287,585	9,666,504	10,164,678
Total loans	16,774,367	17,422,040	17,680,356	17,347,094	17,792,081	18,374,472
Allowance for loan losses	(489,034)	(505,886)	(520,566)	(523,687)	(522,728)	(518,331)
Total loans, net of allowances	16,285,333	16,916,154	17,159,790	16,823,407	17,269,353	17,856,141

Loans by segment
Individuals	8,652,205	9,026,697	9,187,526	9,289,345	9,376,934	9,534,018
SMEs	2,467,951	2,455,349	2,522,698	2,560,736	2,604,565	2,658,077
Total retail lending	11,120,156	11,482,046	11,710,224	11,850,081	11,981,499	12,192,095
Institutional lending	352,593	372,939	351,644	355,199	347,818	366,862
Middle-Market & Real estate	3,562,558	3,625,439	3,731,980	3,650,709	3,692,576	3,848,479
Corporate	1,757,732	1,950,992	1,905,005	1,494,752	1,881,429	2,006,270

Customer funds
Demand deposits	4,315,563	4,450,290	4,496,757	4,413,815	4,566,890	4,624,570
Time deposits	8,408,818	8,856,185	9,395,246	8,921,114	8,825,599	9,913,093
Total deposits	12,724,381	13,306,475	13,892,003	13,334,929	13,392,489	14,537,663
Mutual funds (Off balance sheet)	3,142,373	3,138,177	2,852,379	2,941,773	2,995,292	2,944,482
Total customer funds	15,866,754	16,444,652	16,744,382	16,276,702	16,387,781	17,482,145
Loans / Deposits[1]	96.9%	96.8%	94.8%	95.4%	98.4%	96.5%

Average balances
Avg. interest earning assets	17,866,010	19,099,828	20,068,323	19,836,214	20,119,312	20,362,279
Avg. loans	16,150,015	17,146,712	17,460,992	17,494,801	17,537,743	18,127,164
Avg. assets	22,679,590	24,435,586	24,961,680	25,245,472	24,918,317	24,957,219
Avg. demand deposits	4,271,464	4,560,188	4,372,511	4,374,397	4,527,917	4,749,885
Avg equity	1,857,339	1,853,926	1,901,447	1,964,850	2,035,332	2,014,260
Avg. free funds	6,128,803	6,414,114	6,273,958	6,339,246	6,563,249	6,764,145

Capitalization
Risk weighted assets	18,013,990	18,964,803	18,954,147	18,243,142	18,509,191	19,572,225
Tier I (Shareholders’ equity)	1,905,690	1,866,467	1,927,498	2,001,222	2,065,994	2,028,612
Tier II	642,221	669,798	715,184	686,171	673,110	659,788
Regulatory capital	2,547,912	2,536,265	2,642,682	2,687,393	2,739,104	2,688,400
Tier I ratio	10.6%	9.8%	10.2%	11.0%	11.2%	10.4%
BIS ratio	14.1%	13.4%	13.9%	14.7%	14.8%	13.7%

Profitability & Efficiency
Net interest margin	5.1%	5.2%	4.6%	5.3%	5.3%	5.0%
Efficiency ratio	37.5%	36.5%	41.3%	38.5%	36.8%	41.0%
Avg. Free funds / interest earning assets	34.3%	33.6%	31.3%	32.0%	32.6%	33.2%
Return on avg. equity	25.0%	30.5%	15.8%	20.8%	23.3%	21.0%
Return on avg. assets	2.1%	2.3%	1.2%	1.6%	1.9%	1.7%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

	Mar-11	Jun-11	Sep-11	Dec-11	Mar-12	Jun-12
Asset quality

Non-performing loans (NPLs)[2]	413,775	452,149	496,786	511,357	519,283	529,869
Past due loans[3]	216,072	214,483	223,948	237,573	255,417	284,716
Risk index[4]	489,034	505,886	520,566	523,687	522,728	518,331
NPLs / total loans	2.47%	2.60%	2.81%	2.95%	2.92%	2.88%
PDL / total loans	1.29%	1.23%	1.27%	1.37%	1.44%	1.55%
Coverage of NPLs (Loan loss allowance / NPLs)	118.19%	111.88%	104.79%	102.41%	100.66%	97.82%
Coverage of PDLs (Loan loss allowance / PDLs)	226.3%	235.9%	232.4%	220.4%	204.7%	182.1%
Risk index (Loan loss allowances / Loans)	2.92%	2.90%	2.94%	3.02%	2.94%	2.82%
Cost of credit (prov. expense / loans)	1.16%	1.31%	2.04%	2.00%	1.76%	1.71%

Network
Branches	506	487	494	499	499	499
ATMs	2,017	1,946	1,892	1,920	1,949	1,966
Employees	11,115	11,516	11,706	11,566	11,572	11,621

Market information (period-end)
Net income per share (Ch$)	0.62	0.75	0.40	0.54	0.63	0.56
Net income per ADR (US$)	1.33	1.66	0.80	1.08	1.33	1.14
Stock price	40.1	42.2	37.5	37.4	40.54	37.34
ADR price	86.8	93.8	73.5	75.7	86.09	77.49
Market capitalization (US$mn)	15,734	17,015	13,327	13,730	15,614	14,055
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	0.57%	1.44%	0.56%	1.28%	1.07%	0.42%
Central Bank monetary policy reference rate (nominal)	4.00%	5.25%	5.25%	5.25%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	3.09%	2.90%	2.63%	2.61%	2.45%	2.49%
Avg. 10 year Central Bank yield (nominal)	6.67%	6.31%	5.64%	5.21%	5.40%	5.58%
Observed Exchange rate (Ch$/US$) (period-end)	482.08	471.13	515.14	521.46	489.76	509.73

1 Ratio = Loans - marketable securities / Time deposits + demand deposits

2 Capital + future interest of all loans w ith one installment 90 days or more overdue.

3 Total installments plus lines of credit more than 90 days overdue

4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

CONTENT

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

For periods ending

		As of June 30,	As of December 31,

		2012	2011
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	2,210,330	2,793,701
Cash items in process of collection	5	477,367	276,454
Trading investments	6	395,359	409,763
Investments under resale agreements		4,756	12,928
Financial derivative contracts	7	1,429,198	1,612,869
Interbank loans, net	8	145,390	87,541
Loans and accounts receivable from customers, net	9	17,856,141	16,823,407
Available for sale investments	10	1,769,978	1,661,311
Held to maturity investments	10	-	-
Investments in other companies		8,854	8,728
Intangible assets	11	73,401	80,739
Property, plant, and equipment	12	151,670	153,059
Current tax	13	24,181	37,253
Deferred taxes	13	140,241	147,754
Other assets	14	611,886	546,470
TOTAL ASSETS		25,298,752	24,651,977

LIABILITIES
Deposits and other demand liabilities	15	4,624,570	4,413,815
Cash items in process of being cleared	5	297,871	89,486
Obligations under repurchase agreements		369,917	544,381
Time deposits and other time liabilities	15	9,913,093	8,921,114
Financial derivative contracts	7	1,175,481	1,292,148
Interbank borrowings		1,707,795	1,920,092
Issued debt instruments	16	4,351,656	4,623,239
Other financial liabilities	16	187,381	176,599
Current tax	13	46	1,498
Deferred taxes	13	8,966	5,315
Provisions		155,498	230,290
Other liabilities	18	446,595	398,977

TOTAL LIABILITIES		23,238,869	22,616,954

EQUITY

Attributable to the Bank’s shareholders		2,028,611	2,001,222
Capital		891,303	891,303
Reserves		51,539	51,539
Valuation adjustments		3,946	2,832
Retained earnings		1,081,823	1,055,548
Retained earnings of prior years		925,022	750,989
Income for the period		224,002	435,084
Minus: Provision for mandatory dividends		(67,201)	(130,525)
Non-controlling interest	22	31,272	33,801

TOTAL EQUITY		2,059,883	2,035,023

TOTAL LIABILITIES AND EQUITY		25,298,752	24,651,977

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

		For the quarter ending as of June 30,		For the 6-month period ending as of June 30,
		2012	2011	2012	2011
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	23	455,980	472,132	958,813	850,549
Interest expense	23	(201,040)	(224,718)	(437,801)	(374,452)

Net interest income		254,940	247,414	521,012	476,097

Fee and commission income	24	90,940	92,652	181,875	183,890
Fee and commission expense	24	(22,933)	(20,602)	(45,177)	(40,451)

Net fee and commission income		68,007	72,050	136,698	143,439

Net income from financial operations (net trading income)	25	20,416	2,027	(13,780)	51,402
Foreign exchange profit net	26	5,224	27,049	58,723	3,867
Other operating income	31	3,072	3,309	7,054	5,859

Net operating profit before loan losses		351,659	351,849	709,707	680,664

Provisions for loan losses	27	(78,575)	(56,874)	(156,856)	(105,548)

NET OPERATING PROFIT		273,084	294,975	552,851	575,116

Personnel salaries and expenses	28	(78,395)	(70,655)	(147,855)	(133,496)
Administrative expenses	29	(45,115)	(41,535)	(89,199)	(81,037)
Depreciation and amortization	30	(14,198)	(12,944)	(26,270)	(26,284)
Impairment	12	(34)	(27)	(88)	(32)
Other operating expenses	31	(15,464)	(8,800)	(31,829)	(29,413)

Total operating expenses		(153,206)	(133,961)	(295,241)	(270,262)

OPERATING INCOME		119,878	161,014	257,610	304,854

Income from investments in other companies		660	552	1,107	1,127

Income before tax		120,538	161,566	258,717	305,981

Income tax	13	(14,027)	(19,416)	(33,108)	(45,917)

NET INCOME FOR THE PERIOD		106,511	142,150	225,609	260,064

Attributable to:
Bank shareholders		105,695	141,512	224,002	257,810
Non-controlling interest	22	816	638	1,607	2,254

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings		0.561	0.751	1.189	1.368
Diluted earnings		0.561	0.751	1.189	1.368

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

		For the quarter ended as of June 30,		For the 6-month period ending as of June 30,
		2012	2011	2012	2011
	NOTE	MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD		106,511	142,150	225,609	260,064

OTHER COMPREHENSIVE INCOME

Available for sale investments	10	18,819	6,607	(2,180)	(1,075)
Cash flow hedge	7	4,704	(529)	3,608	(2,023)

Other comprehensive income before income tax		23,523	6,078	1,428	(3,098)

Income tax related to other comprehensive income	13	(4,255)	(1,180)	(237)	657

Total other comprehensive income		19,268	4,898	1,191	(2,441)

COMPREHENSIVE INCOME FOR THE PERIOD		125,779	147,048	226,800	257,623

Attributable to:
Bank shareholders (Equity holders of the Bank)		124,851	146,377	225,116	255,159
Non-controlling interest	22	928	671	1,684	2,464

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	RESERVES			VALUATION ADJUSTMENTS			RETAINED EARNINGS

	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non controlling interest	Total equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	560,128	477,155	(143,147)	1,831,798	31,809	1,863,607
Distribution of income from previous period	-	-	-	-	-	-	477,155	(477,155)	-	-	-	-
Balances as of January 1, 2011	891,303	53,763	(2,224)	(18,341)	11,958	1,203	1,037,283	-	(143,147)	1,831,798	31,809	1,863,607
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	143,147	(143,147)	(3,122)	(146,269)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	20	20
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(77,343)	(77,343)	-	(77,343)
Subtotals	-	-	-	-	-	-	(286,294)	-	65,804	(220,490)	(3,102)	(223,592)
Other comprehensive income	-	-	-	(1,328)	(2,023)	700	-	-	-	(2,651)	210	(2,441)
Income for the period	-	-	-	-	-	-	-	257,810	-	257,810	2,254	260,064
Subtotals	-	-	-	(1,328)	(2,023)	700	-	257,810	-	255,159	2,464	257,623
Balances as of June 30, 2011	891,303	53,763	(2,224)	(19,669)	9,935	1,903	750,989	257,810	(77,343)	1,866,467	31,171	1,897,638

Balances as of December 31, 2011	891,303	53,763	(2,224)	3,077	394	(639)	750,989	435,084	(130,525)	2,001,222	33,801	2,035,023
Distribution of income from previous period	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Balances as of January 1, 2012	891,303	53,763	(2,224)	3,077	394	(639)	1,186,073	-	(130,525)	2,001,222	33,801	2,035,023
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(261,051)	-	130,525	(130,526)	(4,210)	(134,736)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(67,201)	(67,201)	-	(67,201)
Subtotals	-	-	-	-	-	-	(261,051)	-	63,324	(197,727)	(4,213)	(201,940)
Other comprehensive income	-	-	-	(2,276)	3,608	(218)	-	-	-	1,114	77	1,191
Income for the period	-	-	-	-	-	-	-	224,002	-	224,002	1,607	225,609
Subtotals	-	-	-	(2,276)	3,608	(218)	-	224,002	-	225,116	1,684	226,800

Balances as of June 30, 2012	891,303	53,763	(2,224)	801	4,002	(857)	925,022	224,002	(67,201)	2,028,611	31,272	2,059,883

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60%	188,446,126,794	1.385

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60%	188,446,126,794	1.519

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW

For periods ending

		As of June 30,
		2012	2011
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		258,717	305,981
Debits (credits) to income that do not represent cash flows		(450,048)	(469,842)
Depreciation and amortization	30	26,270	26,284
Impairment of property, plant, and equipment	12	88	32
Provision for loan losses	27	169,347	115,845
Mark to market of trading investments		(5,605)	(2,119)
Income from investments in other companies		(1,107)	(1,127)
Net gain on sale of assets received in lieu of payment	31	(5,995)	(3,864)
Provisions for assets received in lieu of payment	31	2,966	1,277
Net gain on sale of investments in other companies	31	-	-
Net gain on sale of property, plant and equipment	31	(571)	(809)
Charge off of assets received in lieu of payment	31	4,505	5,331
Net interest income	23	(521,012)	(476,097)
Net fee and commission income	24	(136,698)	(143,439)
Debits (credits) to income that do not represent cash flows		6,828	8,850
Changes in assets and liabilities due to deferred taxes	13	10,936	(6)
Increase/decrease in operating assets and liabilities		(90,361)	(204,417)
Decrease (increase) of loans and accounts receivables from customers, net		(994,089)	(1,661,122)
Decrease (increase) of financial investments		(94,263)	(1,432,311)
Decrease (increase) due to resale agreements (assets)		8,172	166,974
Decrease (increase) of interbank loans		(57,847)	(17,986)
Decrease of assets received or awarded in lieu of payment		22,500	21,268
Increase of debits in checking accounts		74,482	70,120
Increase (decrease) of time deposits and other time liabilities		1,001,798	1,544,313
Increase (decrease) of obligations with domestic banks		-	54,000
Increase of other demand liabilities or time obligations		136,273	83,837
Increase (decrease) of obligations with foreign banks		(211,985)	192,925
Decrease of obligations with Central Bank of Chile		(312)	(315)
Increase (decrease) due to repurchase agreements (liabilities)		(174,464)	23,918
Increase (decrease) of other short-term liabilities		10,782	1,580
Net increase of other assets and liabilities		(161,763)	31,305
Issuance of letters of credit		-	-
Redemption of letters of credit		(26,354)	(37,917)
Senior bond issuances		134,128	319,886
Redemption of senior bonds and payments of interest		(381,361)	(135,946)
Interest received		968,633	848,203
Interest paid		(449,091)	(375,367)
Dividends received from investments in other companies		810	696
Fees and commissions received	24	181,875	183,890
Fees and commissions paid	24	(45,177)	(40,451)
Income tax	13	(33,108)	(45,917)
Net cash flow from operating activities		(281,692)	(368,278)

BANCO SANTANDER CHILE AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW

For periods ending

		As of June 30
		2012	2011
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(8,893)	(4,844)
Sales of property, plant, and equipment		144	5,863
Purchases of investments in other companies		-	-
Sales of investments in other companies		-	-
Purchases of intangibles assets	11	(8,743)	(10,896)
Net cash flow used in investment activities		(17,492)	(9,877)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(279,861)	(228,989)
Increase of other obligations		77	-
Issuance of subordinated bonds		-	66,859
Redemption of subordinated bonds and payments of interest		(18,887)	(9,554)
Dividends paid		(261,051)	(286,294)
From non controlling interest financing activities		(4,210)	(3,122)
Increases of capital		-	-
Dividends and/or withdrawals paid		(4,210)	(3,122)
Net cash flows used in financing activities		(284,071)	(232,111)

D – NET DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(583,255)	(610,266)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(7,588)	(39,451)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,980,669	1,836,441

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,389,826	1,186,724

1) Supplemental information:

	As of June 30
Reconciliation of provisions for Consolidated Interim Statements of Cash Flow	2012	2011
	MCH$	MCH$
Provisions for loan losses for cash flow	169,347	115,845
Recovery of loans previously charged off	(12,491)	(10,297)
Expenses on allowances for loan losses	156,856	105,548

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, addressed at 140 Bandera St., that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, besides other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile.  This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández.  This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendence of Banks and Financial Institutions.  An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its share in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are subsidiaries controlled by Banco Santander Spain. As of June 30, 2012 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This grants Banco Santander Spain control over 67.18% of the Bank’s shares.

a)     Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), a regulatory agency. Article 15 of the General Banking Law states that, in accordance with the laws, banks must abide by the accounting criteria issued by the Superintendency and that, in any situation not provided for therein—if it is not contrary to its instructions—must abide by the generally accepted accounting principles, which correspond with the technical standards issued by the Colegio de Contadores de Chile AG (Association of Chilean Accountants), which coincide with the International Financial Reporting Standards(IFRS) adopted by the International Accounting Standard Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standard), the latter will prevail.

b)     Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of June 30, 2012 and 2011, and they include the adjustments and reclassifications needed to make the accounting policies and valuation criteria applied by Bank to abide by the Compendium of Accounting Regulations issued by the SBIF.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES continued:

Financial Statements of depending companies are consolidated together with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Consolidated Interim Statement of Financial Position.  Their shares in the year’s income are presented under “Non controlling interests” in the Consolidated Interim Statement of Income.

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

Subsidiaries	Percentage share
	As of June 30,			As of December 31,			As of June 30,
	2012			2011			2011
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its perimeter of consolidation. The key criterion for such analysis is the degree of control held by the Bank over a given entity, not the percentage of holding in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

-   The SPEs’ activities have essentially been conducted on behalf of the company that presents the Consolidated Financial Statements and in response to its specific business needs.

-   The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

-   The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account.  As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which therefore are included within the scope of consolidation:

-               Santander Gestión de Recaudación y Cobranza Limitada (collection services).

-               Multinegocios S.A. (management of sales force).

-               Servicios Administrativos y Financieros Limitada (management of sales force).

-               Fiscalex Limitada (collection services).

-               Multiservicios de Negocios Limitada (call center).

-               Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Associates

Associated entities are those entities over which the Bank exercises significant influence but not control or joint control, usually because it holds 20% or more of the entity’s voting power. Investments in associated entities are accounted for using the “equity method.”

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percentage share
Associates	As of June 30,	As of December 31,	As of June 30,
	2012	2011	2011
	%	%	%
Redbanc S.A.	33.43	33.43	33.43
Transbank S.A.	32.71	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	11.52	11.52	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A. the Bank has a representative on the Board of Directors. According to this, the Bank has concluded that it exerts significant influence over these entities.

Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain the right to operate according to its line of business the ownership interest in these companies is lesser than 1% and are accounted at the acquisition cost.

c)   Non controlling interest

Non controlling interest represents the portion of gains and losses and net assets which the Bank does not own, either directly or indirectly.  It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders equity in the Consolidated Interim Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in Non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)   Operating segments

The Bank discloses separate information for each operating segment that:

i.                    has been identified;

ii.                 exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance.  Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.                    nature of the products and services;

ii.                 nature of the production processes;

iii.              the type or class of customers that use their products and services;

iv.              the methods used to distribute their products or services; and

v.                 if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.

The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the financial statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)                         Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)                            Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar.  Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month. The rate used was Ch$501.05 per US$1 as of June 30, 2012 (Ch$467.35 for Banks and 468.15 informed by the Chilean Central Bank for subsidiaries). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$520.35 per US$1 for Banks and Ch$521.46 informed by the Chilean Central Bank for subsidiaries) as of December 31, 2011.

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)                         Definitions and classification of financial instruments

i.                  Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), which initial investment is very small compared to other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.                    Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-

Portfolio of trading investments (at fair value through profit and loss):  This category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices.  This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-

Available for sale investment portfolio: Debt instruments not classified as a) “held-to-maturity investments,” b) “Credit investments” (loans and accounts receivable from customers or interbank loans) or c) “Financial assets at fair value through profit or loss.”  Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate.  Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Valuation Adjustments” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Interim Statement of Income under “Net income from financial operations.”

-

Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity.  Held to maturity investments are recorded at their amortized cost plus interest earned, minus any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-

Credit investments (loans and accounts receivable from customers or interbank loans):  this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessor.

iii.                                                Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated interim financial statements:

-

Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.  Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-

Cash items in process of collection: This item includes the values of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-

Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item.  It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 7 to the Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-

Hedging derivatives:  Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-

Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-

Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments.  The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity.  The remaining investments are treated as available for sale.

iv.                                                Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-

Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-

Financial liabilities at amortized cost:  financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

v.                                                   Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated interim financial statements:

-

Deposits and other demand liabilities this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics.   Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-

Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements. Pursuant to the current regulations, the Bank does not record instruments acquired under repurchase agreements as its own portfolio.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-

Financial derivative contracts: this item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-

Hedging derivatives:  Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-                   Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and senior bonds placed in the local and foreign market.

-                   Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)                         Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.  Financial instruments not measured at fair value through profit or loss include transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.                  Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction.  The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Interim Statements of Financial Position at the fair value from their trade date.  If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.   The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets:  “net present value” (NPV) and option pricing models, among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.”  “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount.  For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.  For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life.  For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return.  For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date.  The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.            Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are measured at fair value.

iii.         Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data.  Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2012 and 2011 and as of December 31, 2011 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.            In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used.  Estimated future cash flows are discounted using the interest rate curves of the related currencies.  The interest rate curves are generally observable market data.

ii.           In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used.  Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.          In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used.  The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, and the quoted market price of shares, volatility and prepayments, among other things.  The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.         Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Intermediate Consolidated Statement of Income, distinguishing between those arising from the accrual of interests, which are recorded under Interest income or Interest expense, as appropriate, and those arising from other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation and foreign exchange, are included in the Consolidated Interim Statement of Income under “Net income from financial operations.”

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Adjustments due to changes in fair value from:

-           “Available-for-sale financial instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Valuation adjustments” within Equity.

-            When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation Adjustment” is reclassified to the Consolidated Interim Statement of Income.

v.            Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)                                         to sell to customers who request these instruments in the management of their market and credit risks,

ii)                                      to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii)                                   to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.             The derivative hedges one of the following three types of exposure:

a.         Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.         Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.          The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.             It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.          At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.         There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.             There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.              In fair value hedges, profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Interim Statement of Income.

b.              In fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Interim Statement of Income, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Interim Statement of Income with an offset to “Net income from financial operations”.

c.               In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other Comprehensive Income under the heading “Cash flow hedge” within Equity component “Valuation adjustments”, until the forecasted transaction occurs, thereafter being recorded in the Consolidated Interim Statement of Income, unless the forecasted transaction results in the recognition of non—financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.           The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Income from financial operations”.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.”  When the “Fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk is amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Interim Statement of Income.

vi.             Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vii.          Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if the subsidiaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.           Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.          If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.       If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer.  However, the following items are recorded:

1.     An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

2.     Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.   If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

1.    If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.    If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded.   The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties.  Similarly, financial liabilities are only derecognized in the Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged, cancelled or expire.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

i)                 Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.              Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have actually been received.

These interests and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are not part of the Consolidated Interim Statements of Financial Position but are reported as part of the complementary information thereto (Note 23). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.           Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria that vary according to their nature.  The main criteria are:

-                Fee and commission income and expenses relating to financial assets and liabilities measured at fair value with changes in results are acknowledged when paid.

-              Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

-                Those relating to services provided in a single act are recognized when the single act is performed.

iii.        Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.        Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are accrued and recorded in the Consolidated Interim Statement of Income over the term of the loan. Regarding fees arising as a result of opening products, the Bank immediately records within the Consolidated Interim Statements of Income the portion that corresponds to direct costs related to loan origination.

j)                    Impairment

i.                     Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

An impairment loss relating to a financial asset available for sale is calculated based on a significant extended decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment.  The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss as a reclassification adjustment.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded.  In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income.  In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii.                           Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount).  If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed.  The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years

k)                         Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases.  Assets are classified according to their use as follows:

i.                              Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

The acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

The Bank and its subsidiaries elected to measure certain items of property, plant and equipment at the date of transition to IFRS both at their fair value and at their previous GAAP revalued amount and use that fair value and that previous GAAP revalued amount as their deemed cost at that date in accordance with paragraphs D5 and D6 of IFRS 1.  Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computer systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.                      Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)                        Leasing

i.                         Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and it is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statements of Financial Position.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option).  The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.                      Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Interim Statement of Income.

iii.                   Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale.   In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)                Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank.  The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)                    Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)                Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii.	Operating Activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing Activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)                Allowances for loan losses

The Bank records allowances for loan losses in accordance with its internal models. These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that are individually evaluated and standardized customers, evaluated in groups in the risk management process.

The models used to determine credit risk provisions are described below:

I.  Allowances for individual evaluations on commercial loans

An individual assessment of debtors is necessary in the case of companies which, due to their size, complexity or level of exposure regarding the entity, must be known and analyzed in detail.

The risk factors used are: industry or sector of the borrower, owners or managers of the borrower, their financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.

Normal Compliance Portfolio, which corresponds to debtors with a payment capacity that allows them to comply with their obligations and commitments and this is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.

Substandard Portfolio: includes debtors with financial difficulties or a significant worsening of their payment capacity and about which are reasonable doubts about the total refund of the capital and interest within the agreed terms, showing low comfort in fulfilling their short-term financial obligations. Debtors who in the last period have slow their payments in more than 90 days. The classifications assigned to this portfolio are categories from B1 to B4.

iii.

Default Portfolio: includes debtors and their credits from which payment is considered remote since they show a deteriorated or null payment capacity. Debtors with manifest signs of a possible break, those who required a forced debt restructuring, and any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Normal and Substandard Compliance Portfolio

As part of individual debtor analysis, the Bank classifies debtors in the following categories, assigning them a percentage for probability of default and loss given default, which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of default (%)	Loss given Default (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

To establish the amount of the provisions, the Bank first determines the provisionable exposure, which includes the accounting value of the loans and accounts receivable from the client plus contingent loans, minus income that can be recovered through executing the guarantees. This exposure is applied the respective loss percentages.

The formula established for this calculation is as follows:

Provision debtor = (PE –GE)x(PDdebtor/100)x(LGDdebtor/100) + GE x(PDguarantee/100)x(LGDguarantee/100)

In which:

PE = Provisionable exposure

GE = Guaranteed exposure

PE = (Loans + Contingent Loans) – Financial or real guarantees

Notwithstanding the latter, the Bank keeps a minimum provision percentage of 0.5% over allocations and contingent credits of the normal portfolio, which is accounted for as “minimum provision adjustment” within the item Provisions by Liability Contingencies.

Default Portfolio

To constitute allowances over the Default Portfolio, first an expected loss rate is created, deducting the amounts that are possible to recover by executing guarantees and the present value of recoveries received through collection actions, net of associated expenses.

Once the expected loss range is established, the respective allowance percentage is applied over the exposure amount constituted by loans plus contingent credits by the same debtor.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The allowance percentage applied over exposure is as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

The formula established for this calculation is as follows:

Expected Loss Rate = (E-R)/E

Allowance = Ex (AP/100)

In which:

E = Exposure amount

R = Receivable amount

AP = Allowance percentage

II.             Allowances for group evaluations

Banco Santander Chile uses group analysis for determining the provisioning levels for certain types of loans. These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies.

The required provisions have been established by the Bank, according to the establishment of credit loss, through the classification of the allowance portfolio by a model based on the debtor’s characteristics, payment record and outstanding loans.  Debtors and allocations with similar characteristics may be grouped and each group will be assigned a risk level.

These group evaluations requires the creation of credit groups with homogeneous characteristics in terms of type of debtor and agreed conditions, so as to establish, through technically-based estimated and following prudent criteria, both the group’s behavior and recovery of its deteriorated credits; and, consequently, constitute the necessary provisions to hedge the portfolio’s risk.

Banco Santander Chile uses provision methodologies for the Group portfolio, in which it includes business credits for debtors with no individual evaluation, mortgage loans, and consumer loans (including installments, credit cards, and credit lines).  The model used applies historical loss rates by segment and risk profile over the corresponding Loans and accounts receivables from customers to each portfolio for their respective provision constitution.

Allocations of commercial loans

The provisioning model for consumer loans separates these loans in four groups, each with its own model:

•                   New clients, not renegotiated

•                   Old clients, not renegotiated

•                   New clients, renegotiated

•                   Old clients, renegotiated

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Each consumer model is separated by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance.  Once the scorecards have been determined, risk profiles are established that are statistically significant with similar estimated incurred loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans correspond to charge-offs net of recoveries. This methodology establishes the period in which the estimated incurred loss is maximized.  Once this period is obtained, it is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

Allowances of mortgage and commercial loans

Allowances of mortgage loans are directly related to the maturity of the loans.

In the case of the mortgage and commercial loan models, business segments, risk profiles and delinquency tranches, creating a matrix where loss rates are located for each combination of segment, profile and delinquency. Loss rates are created by historical measurements and statistical estimations, depending on the segment and the portfolio or product.

III. Additional provisions

According to the SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomic environment or the situation of a specific economical sector.

According to no. 10 of Chapter B-1 from the SBIF Compendium of Accounting Regulations, these provisions will be informed in liabilities, like provisions for contingent loans.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of allocations, even if this does not happen, the respective balances will be charged off according to Title II of Chapter B-2 of the SBIF Compendium of Accounting Regulations.

Charge-offs refers to derecognition in the Consolidated Statements of Financial Position of assets corresponding to a loan.  This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances.  Any payments received on the charged-off accounts will be recorded on the Consolidated Statements of Income as recovery of loans charged-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term

Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Business credits with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Any renegotiation of an already charged-off loan will not create income--as long as the operation is still deteriorated–and the effective payments received must be treated as recovery from loans previously charged off.

The renegotiated credit could only be re-entered to assets if it stops being deteriorated, also acknowledging the activation income as recovery from Loans previously charged off .

V.            Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Interim Statement of Income as a reduction of provision for loan losses.

q)     Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount.  Provisions are recognized in the Consolidated Interim Statements of Financial Position when:

i.                  the Bank has a present obligation (legal or constructive) as a result of past events, and

ii.               It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be readily measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or nonoccurrence if one or more uncertain future events that are not wholly under control of the Bank.

The following are classified as contingent in the supplementary information:

i.                 Guarantees and bonds: Encompasses guarantees, bonds, and standby letters of credit. In addition, guarantees of payment from buyers in factored receivables. It also includes payment guarantees from factoring transactions.

ii.              Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.           Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.            Documented guarantees: Guarantees with promissory notes.

v.               Interbank guarantee: Guarantees issued.

vi.            Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.         Other credit commitments   Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.     Other contingent credits:  Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the obligation covered as follows:

-               Provision for employee salaries and expenses.

-               Provision for mandatory dividends

-               Allowance for contingent credit risks

-               Provisions for contingencies

r)      Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases.   The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.   The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)     Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties , in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Intermediate Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-               Impairment losses of certain assets (Notes 7, 8, 9, and 30)

-               The useful lives of tangible and intangible assets (Notes 11, 12, and 30)

-               The fair value of assets and liabilities (Notes 6, 7, 10, and 33)

-               Commitments and contingencies (Note 19)

-               Current and deferred taxes (Note 13)

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

t)      Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying value or fair value minus cost of sale.  From that moment on, the assets (or divestiture group) are measured at the minimum value between the book value and the fair value minus sale cost.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of June 30, 2012 and 2011 and December 31, 2011 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are reorganized, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently measured at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale.

At least once a year, the Bank carries out the necessary analysis to update these assets’ cost to sale. According to the Bank’s survey, as of June 30, 2012 and December 31, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.2% of the appraised value.  As of June 30, 2011 the average cost to sale used was at 5.5%.

In general, it is estimated that these assets will be divested within one year since their awarding date.  To comply with article 84 of the General Banking Law, those assets which are not sold during that period, will be charge-off in a single payment.

u)     Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of June 30, 2012 and 2011 and December 31, 2011 and 2010 the Bank did not have instruments that generated diluting effects over equity.

v)      Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Intermediate Consolidated Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)    Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

x)     Provision for mandatory dividends

As of June 2011 and 2010, and December 31, 2011 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy. Under Article 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction under the “Retained earnings - Provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

Employee benefits

i.             Post-employment benefits – Defined Benefit Plant:

According to current collective bargaining and other agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and other beneficiary right holders, for retirement, permanent disability or death, outstanding salaries or compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Santander Chile Group are:

a. Aimed at the Group’s management

b. The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.

c. The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will regularly the respective premium (contribution).

d. The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Interim Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred in time as explained below.

“Plan assets” are defined as those which will be used to settle the obligations and which meet the following requirements:

-               They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.

-               They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan or the entity in relation to the benefits due to current or former employees or to reimburse employee benefits previously paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

“Past service cost”–which arise from which arise from changes made to existing post-employment benefits or from the introduction of new benefits – is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Interim Statement of Income as follows:

-                   Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.

-                   Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period. When the obligations are shown in liabilities in the Consolidated Interim Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Interim Statement of Income reflects exclusively the obligations recorded in liabilities.

-                   The expected return on the plan’s assets and the gains and losses in their value, less any cost arising from their management and the taxes to which they are subject.

-                    The actuarial gains and losses calculated using the corridor approach and unrecognized past service cost the cost are recorded under “Personnel salaries and expenses” in the Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii.             Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.  Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Interim Statement of Income under the “Personnel wages and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)      New accounting pronouncements

i. Incorporation of new accounting regulations and instructions issued by the SBIF as well as by the IASB

As of the date of issuance of these Consolidated Interim Financial Statements, the following accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1)                       Accounting Regulations Issued by the SBIF

Accounting Regulations Issued by the SBIF

2)        Accounting Regulations Issued by the International Accounting Standards Board

Annual Improvements to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to 5 standards.  The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendments to IFRS 10, IFRS 11 and IFRS 12 -  On June 28, 2012 the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”. These amendments provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 , limiting the requirement to provide adjusted comparative information to only the preceding comparative period.  The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Deferred Taxes:  Recovery of Underlying Assets – Modifications to IAS 12. The modifications establish an exemption to the IAS 12 general principle that the measurement of assets and liabilities by deferred taxes should reflect the tax consequences that would continue the way the entity expects to recover the book value of an asset. The exemption applies specifically to assets and liabilities by deferred taxes originating from investment properties measured using the fair value model from IAS 40 and investment properties acquired in a business combination, if this is afterwards measured using the IAS 40 fair value model. The modification incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. This modifications should be back applied demanding a back re issuance of all assets and liabilities by deferred taxes within the reach of this modification, including those initially recorded in a business combination. These modifications will be mandatorily applied for yearly periods beginning on or after January 1, 2012. In-advance enforcement is allowed. In-advance enforcement is allowed.  These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and it frees adopters from recalculating profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

(ii) Severe Hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition date to IFRS and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications were mandatory for annual periods beginning on or after July 1, 2011, with early adoption allowed. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IFRS 7, Financial Instruments:  Disclosures – On October 7, 2010 the IASB issued Disclosures - Transfer of Financial Assets (Modifications to IFRS 7 Financial Instruments - Disclosures) which increases the disclosure requirements for transactions involving the transfer of financial assets. These modifications aim at providing a bigger transparency over risk exposure of transactions where a financial asset is transferred but the transferring party retains some level of continuous exposure (referred to as ‘continuous involvement’) in the asset. Modifications also require to disclosure when the transfers of financial assets have not been evenly distributed during the period (i.e., when transfers take place close to the report period). The modifications are effective for yearly periods beginning on or after July 1, 2011.

Early adoption is permitted. Disclosures are not required for any of the periods presented starting before the initial application date of the modifications. These amendments did not have a material impact on our consolidated financial statements.

ii.   New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of June 30, 2012.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of June 30, 2012. Though in some cases, the IASB has allowed for their in advance adoption, the Bank has not done so up to said date.

1)            Accounting Regulations Issued by the SBIF

Circular Letter No. 3,532 – On June 28, 2012 the SBIF issued a letter granting Banks the future possibility of establishing the most appropriate collection methods to the respective segments in which on demand and savings accounts are offered.  These methods will include collection according to a number of transactions, establishing the annual limit for totaling collections and transactions in what is left of the annual period after reaching the limit, they will be free of payment. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

Circular Letter No. 3,530 – On June 21, 2012 the SBIF issued the letter together with the Chilean Securities and Insurance Supervisor (General Regulation No. 330) which controls the individual and collective hiring of insurances associated to mortgage loans, the minimum conditions to be included in the bidding procedure and the minimum information that credit entities, insurance brokers and insurance companies must provide to the debtors regarding cover and functioning. These regulations are effective starting on July 1, 2012 for hiring, renovation, etc. The Bank is assessing the potential impact these regulations will have on the Bank’s financial statements.

2) Accounting Regulations Issued by the International Accounting Standards Board

Amendments to IFRS 10, IFRS 11 and IFRS 12 - On June 28, 2012 the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”. These amendments provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 , limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Annual Improvements to Financial Information – On May 17, 2012 the IASB issued “Annual Improvements to IFRS: 2009-2011 Cycle”, incorporating amendments to 5 standards.  The amendments are effective for annual periods beginning on or after 1 January 2013, although entities are permitted to apply them earlier. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 7, Financial Instruments:  Information to Disclosure – On December 16, 2011, the IASB issued an amendment to IFRS 7 Financial Instruments: Offsetting of Financial Assets and Financial Liabilities, the new disclosure will require disclosing gross amounts subject to rights of set-off and the related net credit exposure. This information will help investors understand the extent to which an entity has set off in its balance sheet and the effects of rights of set-0ff on the entity’s right and obligation. The disclosure are effective for annual periods beginning on or after January 1, 2013, retrospective application will be required to maximize comparability between periods.

The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 32, Financial Instruments:  Presentation – On December 16, 2011 together with the amendment to IFRS 7, IASB issued an amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities , which clarifies aspects related to the diversity of applications offsetting requirements, the main affected areas are: clarification of the meaning of “has a legally enforceable right to set off the recognized amounts”, clarification of the criterion “to realize the asset and settle the liability simultaneously”, offsetting  collateral amounts and unit of account when applying offsetting requirements. The effective date of these amendments is for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively, early application is permitted. Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

IAS 1, Presentation of Financial Statements – On June 16, 2011 the IASB issued an amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of the Other Comprehensive Income, the main change is that entities will be required to group items presented in other comprehensive income (OCI) on the basis of whether they would be reclassified to profit or loss at a later date, when specified conditions are met, the amendments do not address which items are presented in OCI or which items need to be reclassified. The effective date is for the annual period beginning on or after July 1, 2012 with early adoption permitted. Management believes these amendments will have no significant impact over the Bank’s Consolidated Financial Statements.

IAS 19 Employee Benefits – On June 16, 2011 the IASB issued an amendment to IAS 19 Employee Benefits, the amendments focus on three key areas:

Recognition – the elimination of the option to defer the recognition of gains and losses resulting from defined benefit plans (corridor approach)

Presentation – the elimination of options for the presentation of gains and losses relating to those plans

Disclosure – the improvement of disclosure requirements that will better show the characteristics of defined plans and the risks arising from those plans.

The effective date is for the annual period beginning on or after January 1, 2013, with early adoption permitted.  Management has not had the opportunity to consider the potential impact of the adoption of these amendments

IFRS 10, Intermediate Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.    The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control.  The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns.  IFRS 10 provides a detailed guide on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety.  The effective date of IFRS 10 is January 01, 2013 with earlier application permitted under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 11, Joint Agreements - On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method.  The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities - On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives.  An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.  The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information.  The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 13, Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value.  Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price).  IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 27 Separate Financial Statements (revised in 2011) - On May 12, IAS 27 Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the guidance for separate financial statements.  Effective date is January 01, 2013 though its early adoption is permitted as the new regulations are adopted. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013, but would not lead to any changes as the Bank presents consolidated financial statements

IAS 28, Investments in Associates and Join Ventures (revised in 2011) – On May 12, 2011, IAS 28 Investment in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.  Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013

Amendments to IFRS 9 – Financial Instruments – On October 28, 2010 the IFRS published a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurement of financial assets have not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:

-        The presentation of effects from changes in fair value attributable to a liability’s credit risk; and

-        The elimination of the cost exemption for liability derivatives to be settled by giving non traded equity instruments.

The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as the SBIF does not set it as mandatory standard for all balances.

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 2015, allowing its early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows. Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortized cost will be tested for Impairment. The Bank management, according to SBIF, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as the SBIF does not set it as mandatory use standard for all balances.

NOTE 2 – ACCOUNTING CHANGES:

As of June 30, 2012, there have not been accounting changes that significantly affect the presentation of these statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 3 - SIGNIFICANT EVENTS:

As of June 30, 2012, the following significant events have occurred and had an impact on the Bank’s operations or the financial statements:

a)     The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 24, 2012, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director), and Juan Manuel Hoyos Martínez de Irujo (Alternate Director) Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

In Extraordinary Board Session No. 103 held on May 24, 2012, Mr. Juan Manuel Hoyos Martínez de Irujo resigned from his position as Alternate Director. As of the date in which the financial statements were created, no one has been appointed in his place.

Use of income and Distribution of Dividends

According to the information presented in the aforementioned meeting, 2011 net income (designated in the financial statements as “Income attributable to equity holders of the Bank “) amounted Ch$ 435,084 million. The Board approved to distribute 60% of such net income which divided by the amount of shares issued corresponds to a Ch$ $1.385 dividend per share, which was payable starting on April 25, 2012. In addition, the Board  approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

b)     Issuance of Bonds during 2012

In 2012, the Bank issued senior bonds in the amount of USD 250,000,000 and UF 4,000,000. The placement detail in 2012 is included in Note 16.

Series	Amount		Term	Interest Rate	Date of Issuance	Maturity date
Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 102 bp	02-14-2012	02-14-2014
Total	USD	250,000,000
E6	UF	4,000,000	10 years	3.50 % per annum simple	04-01-2012	04-01-2022
Total	UF	4,000,000

c)     Sales of loans previously charged off

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.”  As of June 30, 2012 following portfolio sales have been performed:

Date of agreement	Nominal portfolio sale		Nominal
	Commercial MCh$	Consumer MCh$	portfolio sale MCh$	Selling price MCh$
01-24-2012	603	12,527	13,130	853
02-21-2012	411	12,946	13,357	868
03-20-2012	412	13,226	13,638	887
Total	1,426	38,699	40,125	2,608

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 3 - SIGNIFICANT EVENTS, continued:

d)     Sales of Current Mortgage Loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.”  As of June 30, 2012 the following portfolio sales have been performed:

Date of agreement	Book-value sale	Selling price
	MCh$	MCh$
01-19-2012	9,032	9,349
02-02-2012	7,849	8,252
Total	16,881	17,601

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system which has been adopted by the Bank.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions.  Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

a.      Santander Banefe

Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.      Commercial banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

The Associated segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.           Companies

Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.              Real estate

This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.           Large corporations

Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.      Corporate

Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.      Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through issuances and utilizations. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment’s interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  Hence, this disclosure furnishes information on how the Bank is managed as of June 30, 2012. Regarding the information corresponding to the previous year (2011) this has been prepared with the valid criteria at the time of reporting these financial statements to achieve the dully comparability of figures.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of June 30, 2012 and 2011 in addition to the corresponding balances of loans and accounts receivable from customers as of June 30, 2012 and December 31, 2011.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ending as of June 30, 2012
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	152,586	44,466	1,399	(56,384)	(88,533)	53,534
Santander Banefe	31,229	9,120	34	(21,475)	(16,120)	2,788
Commercial Banking	121,357	35,346	1,365	(34,909)	(72,413)	50,746
Small and mid-sized companies (PYMEs)	56,795	9,900	1,107	(14,728)	(19,478)	33,596
Institutional	7,561	660	121	(590)	(3,343)	4,409

Companies	37,703	6,494	2,888	(5,563)	(12,675)	28,847
Companies	17,860	3,467	1,275	(4,592)	(6,401)	11,609
Large Corporations	14,457	2,016	1,428	(1,289)	(4,733)	11,879
Real estate	5,386	1,011	185	318	(1,541)	5,359
Commercial Banking	254,645	61,520	5,515	(77,265)	(124,029)	120,386

Global Banking and Markets	14,971	3,140	16,179	(540)	(8,856)	24,894
Corporate	17,112	4,233	151	(540)	(3,450)	17,506
Treasury	(2,141)	(1,093)	16,028	-	(5,406)	7,388
Other	(14,676)	3,347	3,946	(770)	(4,857)	(13,010)

Total	254,940	68,007	25,640	(78,575)	(137,742)	132,270

Other operating income	3,072
Other operating expenses	(15,464)
Income from investments in other companies	660
Income tax	(14,027)
Consolidated income for the period	106,511

(1) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(2) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ending as of June 30, 2011
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	135,116	50,115	3,174	(45,395)	(79,388)	63,622
Santander Banefe	29,234	9,047	255	(14,030)	(26,325)	(1,819)
Commercial Banking	105,882	41,068	2,919	(31,365)	(53,063)	65,441
Small and mid-sized companies (PYMEs)	49,907	9,662	2,642	(16,530)	(18,681)	27,000
Institutional	6,998	419	141	(81)	(2,843)	4,634

Companies	30,688	5,192	3,103	1,804	(10,835)	29,952
Companies	15,091	3,193	1,726	(2,422)	(6,148)	11,440
Large Corporations	10,823	1,200	1,225	(368)	(3,521)	9,359
Real estate	4,774	799	152	4,594	(1,166)	9,153
Commercial Banking	222,709	65,388	9,060	(60,202)	(111,747)	125,208

Global Banking and Markets	15,720	6,914	14,558	3,231	(9,063)	31,360
Corporate	20,244	5,376	(301)	3,231	(3,552)	24,998
Treasury	(4,524)	1,538	14,859	-	(5,511)	6,362
Others	8,985	(252)	5,458	97	(4,351)	9,937

Total	247,414	72,050	29,076	(56,874)	(125,161)	166,505

Other operating income	3,309
Other operating expenses	(8,800)
Income from investments in other companies	552
Income tax	(19,416)
Consolidated income for the period	142,150

(1) Corresponds to the sum of the net income from financial operations and the foreign exchange profit.

(2) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 6-month period ending as of June 30, 2012
	Loans and accounts receivable from customers, net (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,534,018	309,455	90,634	3,260	(117,950)	(169,543)	115,856
Santander Banefe	812,128	63,056	17,870	38	(39,926)	(33,903)	7,135
Commercial Banking	8,721,890	246,399	72,764	3,222	(78,024)	(135,640)	108,721
Small and mid-sized companies (PYMEs)	2,658,077	113,105	19,692	2,876	(30,101)	(37,590)	67,982
Institutional	366,862	15,193	1,213	358	(691)	(6,324)	9,749

Companies	3,848,479	74,473	13,178	5,829	(7,349)	(23,286)	62,845
Companies	1,606,051	35,492	6,950	2,767	(8,250)	(11,965)	24,994
Large Corporations	1,544,236	28,531	4,497	2,825	(416)	(8,669)	26,768
Real estate	698,192	10,450	1,731	237	1,317	(2,652)	11,083
Commercial Banking	16,407,436	512,226	124,717	12,323	(156,091)	(236,743)	256,432

Global Banking and Markets	2,006,270	27,926	7,450	35,841	(1)	(17,481)	53,735
Corporate	2,006,270	32,388	9,194	364	(1)	(6,997)	34,948
Treasury	-	(4,462)	(1,744)	35,477	-	(10,484)	18,787
Others	106,435	(19,140)	4,531	(3,221)	(764)	(9,188)	(27,782)

Total	18,520,141	521,012	136,698	44,943	(156,856)	(263,412)	282,385

Other operating income							7,054
Other operating expenses							(31,829)
Income from investments in other companies							1,107
Income tax							(33,108)
Consolidated income for the period							225,609

(1) Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).

(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 4 - BUSINESS SEGMENTS, continued:

	As of December 31, 2011	For the 6-month period ending as of June 30, 2011
	Loans and accounts receivable from customers, net (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,289,345	269,446	97,266	4,174	(88,759)	(155,017)	127,110
Santander Banefe	804,852	55,891	18,743	258	(30,712)	(33,002)	11,178
Commercial Banking	8,484,493	213,555	78,523	3,916	(58,047)	(122,015)	115,932
Small and mid-sized companies (PYMEs)	2,560,736	98,284	19,388	5,165	(26,884)	(36,032)	59,921
Institutional	355,199	12,502	1,059	433	320	(5,391)	8,923

Companies	3,650,709	67,598	12,225	6,564	2,347	(20,045)	68,689
Companies	1,583,895	30,927	6,328	3,513	(2,629)	(11,300)	26,839
Large Corporations	1,470,447	27,445	4,323	2,671	586	(6,582)	28,443
Real estate	596,367	9,226	1,574	380	4,390	(2,163)	13,407
Commercial Banking	15,855,989	447,830	129,938	16,336	(112,976)	(216,485)	264,643

Global Banking and Markets	1,494,752	26,998	13,676	32,600	7,362	(16,470)	64,166
Corporate	1,479,838	32,841	12,438	247	7,362	(6,621)	46,267
Treasury	14,914	(5,843)	1,238	32,353	-	(9,849)	17,899
Others	84,041	1,269	(175)	6,333	66	(7,894)	(401)

Total	17,434,782	476,097	143,439	55,269	(105,548)	(240,849)	328,408

Other operating income							5,859
Other operating expenses							(29,413)
Income from investments in other companies							1,127
Income tax							(45,917)
Consolidated income for the period							260,064

(1) Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).

(3) Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 5 - CASH AND CASH EQUIVALENTS

a)     The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Cash and deposits in banks
Cash	390,592	369,585
Deposits in the Central Bank of Chile	1,551,174	2,142,550
Deposits in domestic banks	323	465
Deposits in foreign banks	268,241	281,101
Subtotals – Cash and deposits in banks	2,210,330	2,793,701

Unsettled transactions, net	179,496	186,968

Cash and cash equivalents	2,389,826	2,980,669

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)     Cash in process of collection:

Cash in process of collection are transactions in which only settlement remains pending, which will increase (assets) or decrease (liabilities) funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period.  These transactions are presented according to the following detail:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	202,183	188,907
Funds receivable	275,184	87,547
Subtotals	477,367	276,454
Liabilities
Funds payable	297,871	89,486
Subtotals	297,871	89,486

Cash in process of collection, net	179,496	186,968

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 6 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	298,264	311,503
Chilean Central Bank Notes	7,938	60,233
Other Chilean Central Bank and Government securities	52,518	15,789
Subtotals	358,720	387,525

Other Chilean securities:
Time deposits in Chilean financial institutions	10,075	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotals	10,075	-

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	26,564	22,238
Funds managed by others	-	-
Subtotals	26,564	22,238

Total	395,359	409,763

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)                 As of June 30, 2012 and December 31, 2011 the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	54,566	520,148	478,619	1,053,333	23,486	990
Cross currency swaps	-	35,749	259,001	294,750	11,401	1,215
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	54,566	555,897	737,620	1,348,083	34,887	2,205

Cash flow hedge derivatives
Currency forwards	-	13,576	-	13,576	-	191
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	349,382	1,056,571	588,202	1,994,155	29,223	28,022
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	349,382	1,070,147	588,202	2,007,731	29,223	28,213

Trading derivatives
Currency forwards	14,415,333	11,743,330	874,747	27,033,410	193,344	191,431
Interest rate swaps	4,564,755	9,627,489	14,129,865	28,322,109	229,614	265,763
Cross currency swaps	1,069,845	3,102,100	10,972,465	15,144,410	937,242	683,330
Call currency options	298,243	23,465	-	321,708	932	1,678
Call interest rate options	8,937	9,198	17,615	35,750	12	91
Put currency options	285,403	16,427	-	301,830	3,469	2,436
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	348,020	1,720	-	349,740	475	334
Subtotals	20,990,536	24,523,729	25,994,692	71,508,957	1,365,088	1,145,063

Total	21,394,484	26,149,773	27,320,514	74,864,771	1,429,198	1,175,481

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2011
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	813,730	22,376	35
Cross currency swaps	30,989	-	277,469	308,458	20,499	869
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	30,989	368,885	722,314	1,122,188	42,875	904

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	1,913,807	94,562	713
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	284,875	1,234,882	394,050	1,913,807	94,562	713

Trading derivatives
Currency forwards	14,305,612	8,473,390	604,935	23,383,937	264,712	216,978
Interest rate swaps	5,527,118	11,459,132	13,716,043	30,702,293	265,482	302,292
Cross currency swaps	1,405,419	2,511,430	10,688,479	14,605,328	943,457	769,031
Call currency options	36,180	23,502	-	59,682	741	560
Call interest rate options	5,855	18,773	29,672	54,300	68	256
Put currency options	14,416	17,503	-	31,919	750	1,017
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	102,084	1,694	-	103,778	222	397
Subtotals	21,396,684	22,505,424	25,039,129	68,941,237	1,475,432	1,290,531

Total	21,712,548	24,109,191	26,155,493	71,977,232	1,612,869	1,292,148

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)                 Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates.  The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2012 and December 31, 2011 classified by term to maturity:

	As of June 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,773	-	-	-	10,773
Subordinated bonds	-	150,315	-	-	150,315
Short-term loans	-	25,000	-	-	25,000
Interbank loans	-	-	-	-	-
Mortgage bonds	-	-	-	27,526	27,526
Senior bonds	350,735	-	316,850	198,083	865,668
Time deposits	248,955	14,835	-	-	263,790
Yankee Bond	-	-	-	5,011	5,011
Total	610,463	190,150	316,850	230,620	1,348,083

Hedging instrument
Cross currency swap	35,749	165,150	66,325	27,526	294,750
Interest rate swap	390,508	-	250,525	5,011	646,044
Call money swap	184,206	25,000	-	198,083	407,289
Total	610,463	190,150	316,850	230,620	1,348,083

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	11,188	-	-	11,188
Subordinated bonds	-	158,124	-	-	158,124
Short-term loans	-	25,000	-		25,000
Interbank loans	-	-	-	-	-
Mortgage bonds	-	-	-	28,339	28,339
Senior bonds	35,629	25,050	-	-	60,679
Time deposits	364,245	-	326,129	148,484	838,858
Yankee Bond	-	-	-	-	-
Total	399,874	219,362	326,129	176,823	1,122,188

Hedging instrument
Cross currency swap	30,989	183,174	65,956	28,339	308,458
Interest rate swap	364,245	11,188	260,173	-	635,606
Call money swap	4,640	25,000	-	148,484	178,124
Total	399,874	219,362	326,129	176,823	1,122,188

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of June 30, 2012 and December 31, 2011 and the period when the cash flows will be generated:

	As of June 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,158,077	172,862	-	-	1,330,939
Bonds	135,764	135,764	-	-	271,528
Deposits	50,530	-	-	-	50,530
FRN Bonds	75,158	279,576	-	-	354,734
Total	1,419,529	588,202	-	-	2,007,731

Hedging instrument
Cross currency swap	1,405,953	588,202	-	-	1,994,155
Forward	13,576	-	-	-	13,576
Total	1,419,529	588,202	-	-	2,007,731

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,142,238	147,329	-	-	1,289,567
Bonds	377,519	246,721	-	-	624,240
Deposits	-	-	-	-	-
FRN Bonds	-	-	-	-	-
Total	1,519,757	394,050	-	-	1,913,807

Hedging instrument
Cross currency swap	1,519,757	394,050	-	-	1,913,807
Forward	-	-	-	-	-
Total	1,519,757	394,050	-	-	1,913,807

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the flows are expected to be produced:

	As of June 30, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(61,065)	(10,918)	-	-	(71,983)
Net flows	(61,065)	(10,918)	-	-	(71,983)

Hedging instrument
Inflows	61,065	10,918	-	-	71,983
Outflows	(124,530)	(26,446)	-	-	(150,976)
Net flows	(63,465)	(15,528)	-	-	(78,993)

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(26,147)	(9,791)	-	-	(35,938)
Net flows	(26,147)	(9,791)	-	-	(35,938)

Hedging instrument
Inflows	26,147	9,791	-	-	35,938
Outflows	(44,257)	(13,692)	-	-	(57,949)
Net flows	(18,110)	(3,901)	-	-	(22,011)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c)           Gain and losses for cash flow hedges whose effect was recognized in the Consolidated Interim Statement of Changes in Equity for the periods ended as of June 30, 2012 and 2011, is shown below:

	As of June 30,
	2012	2011
	MCh$	MCh$

Bonds	6,843	9,324
Loans	(2,841)	611

Net flows	4,002	9,935

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset.  As of June 30, 2012, hedge ineffectiveness recorded in the consolidated interim statement of income was MCh$ (144) and MCh$ (2), respectively.

As of June 30, 2011 the Bank shows a future flow hedge for a syndicated loan granted to Banco Santander Chile and structured by Mizuho Corporate Bank/ Bank of Taiwan in USD 180 million.

d)               Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to profit and loss during the period:

	As of June 30,
	2012	2011
	MCh$	MCh$

Bonds	(791)	-
Loans	680	(140)

Reclassification to profit and loss	(111)	(140)

e)                 Hedges of net investment hedges in foreign operations:

As of June 30, 2012 and 2011, the Bank does not have hedges of net investment in foreign operations in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 8 - INTERBANK LOANS

a)                As of June 30, 2012 and December 31, 2011, the balances in the “Interbank loans” item are as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	23	647
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(1)

Foreign banks
Loans to foreign banks	145,646	87,041
Overdrafts in current accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(279)	(146)

Total	145,390	87,541

b)                The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of June 30,			As of December 31,
	2012			2011
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1,	1	146	147	-	54	54
Charge-offs	-	-	-	-	-	-
Allowances established	-	277	277	406	194	600
Allowances released	(1)	(144)	(145)	(405)	(102)	(507)

Total	-	279	279	1	146	147

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)                 Loans and accounts receivable from customers

As of June 30, 2012 and December 31, 2011 the composition of the loan portfolio is as follows:

As of June 30, 2012

Assets before allowances

Allowances established

	Normal portfolio	Substandard Portfolio	Default Portfolio	Total	Individual allowances	Group allowances	Total

Net assets

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,565,813	211,928	519,750	7,297,491	95,110	74,427	169,537	7,127,954
Foreign trade loans	1,077,951	34,510	30,722	1,143,183	22,377	935	23,312	1,119,871
Overdrafts in current accounts	138,246	3,529	9,688	151,463	3,617	3,224	6,841	144,622
Factoring transactions	205,229	7,649	2,581	215,459	3,686	904	4,590	210,869
Leasing transactions	1,156,019	64,896	43,280	1,264,195	14,953	5,783	20,736	1,243,459
Other loans and accounts	75,843	559	16,484	92,886	7,244	3,552	10,796	82,090
Subtotals	9,219,101	323,071	622,505	10,164,677	146,987	88,825	235,812	9,928,865

Mortgage loans
Loans with mortgage finance bonds	99,006	-	3,794	102,800	-	632	632	102,168
Mortgage mutual loans	46,427	-	4,603	51,030	-	1,089	1,089	49,941
Other mortgage mutual loans	4,861,339	-	206,745	5,068,084	-	34,508	34,508	5,033,576
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,006,772	-	215,142	5,221,914	-	36,229	36,229	5,185,685

Consumer loans
Installment consumer loans	1,454,985	-	385,511	1,840,496	-	193,027	193,027	1,647,469
Credit card balances	913,113	-	28,060	941,173	-	37,236	37,236	903,937
Consumer leasing contracts	5,743	-	130	5,873	-	162	162	5,711
Other consumer loans	194,304	-	6,035	200,339	-	15,865	15,865	184,474
Subtotals	2,568,145	-	419,736	2,987,881	-	246,290	246,290	2,741,591

Total	16,794,018	323,071	1,257,383	18,374,472	146,987	371,344	518,331	17,856,141

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances				Allowances established
As of December 31, 2011	Normal portfolio	Substandard Portfolio	Default Portfolio	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,903,830	170,829	527,713	6,602,372	97,127	81,802	178,929	6,423,443
Foreign trade loans	971,662	31,818	38,544	1,042,024	30,654	1,059	31,713	1,010,311
General purpose mortgage loans	119,178	3,455	9,750	132,383	268	3,097	3,365	129,018
Factoring transactions	181,104	5,452	2,074	188,630	3,131	822	3,953	184,677
Leasing transactions	1,139,799	57,023	40,853	1,237,675	15,310	6,167	21,477	1,216,198
Other loans and accounts	65,793	683	18,025	84,501	1,427	4,168	5,595	78,906
Subtotals	8,381,366	269,260	636,959	9,287,585	147,917	97,115	245,032	9,042,553

Mortgage loans
Loans with mortgage finance bonds	109,790	-	4,068	113,858	-	707	707	113,151
Mortgage mutual loans	68,844	-	3,034	71,878	-	1,241	1,241	70,637
Other mortgage mutual loans	4,737,333	-	192,594	4,929,927	-	33,685	33,685	4,896,242
Leasing transactions	-	-	-		-	-	-	-
Subtotals	4,915,967	-	199,696	5,115,663	-	35,633	35,633	5,080,030

Consumer loans
Installment consumer loans	1,425,369	-	383,225	1,808,594	-	193,874	193,874	1,614,720
Credit card balances	889,303	-	31,549	920,852	-	43,922	43,922	876,930
Leasing transactions	3,551	-	176	3,727	-	109	109	3,618
Other consumer loans	203,933	-	6,740	210,673	-	5,117	5,117	205,556
Subtotals	2,522,156	-	421,690	2,943,846	-	243,022	243,022	2,700,824

Total	15,819,489	269,260	1,258,345	17,347,094	147,917	375,770	523,687	16,823,407

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)                 Portfolio characteristics:

As of June 30, 2012 and December, 31 2011, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	918,074	834,011	-	-	918,074	834,011	4.96	4.78
Mining	266,654	266,442	-	-	266,654	266,442	1.44	1.53
Electricity, gas, and water	247,985	221,039	-	-	247,985	221,039	1.34	1.27
Agriculture and livestock	776,301	760,527	-	-	776,301	760,527	4.19	4.36
Forest	80,007	89,353	-	-	80,007	89,353	0.43	0.51
Fishing	180,593	144,162	-	-	180,593	144,162	0.98	0.83
Transport	481,821	473,414	-	-	481,821	473,414	2.60	2.72
Communications	347,255	252,528	-	-	347,255	252,528	1.88	1.45
Construction	1,102,482	980,797	-	-	1,102,482	980,797	5.95	5.63
Commerce	2,225,896	1,916,400	145,646	87,041	2,371,542	2,003,441	12.81	11.49
Services	383,282	384,061	-	-	383,282	384,061	2.06	2.20
Others	3,154,351	2,965,498	-	-	3,154,351	2,965,498	17.03	17.00

Subtotals	10,164,701	9,288,232	145,646	87,041	10,310,347	9,375,273	55.67	53.77

Mortgage loans	5,221,914	5,115,663	-	-	5,221,914	5,115,663	28.20	29.35

Consumer loans	2,987,880	2,943,846	-	-	2,987,880	2,943,846	16.13	16.88

Total	18,374,495	17,347,741	145,646	87,041	18,520,141	17,434,782	100.00	100.00

(*)           Includes domestic loans to financial institutions for Ch$23 million as of June 30, 2012 (Ch$647 million as of December 31, 2011).

(**)      Includes foreign loans to financial institutions for Ch$145,646 million as of June 30, 2012 (Ch$87,041 million as of December 31, 2010), see Note 8.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)              Impaired loans

i)            As of June 30, 2012 and December 31, 2011 the composition of the impaired loans portfolio is as follows:

	As of June 30,				As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	196,305	-	-	196,305	285,930	-	-	285,930
Non-performing loans	277,742	150,505	101,622	529,869	251,881	152,911	106,565	511,357
Other impaired portfolio	230,968	64,637	318,114	613,719	164,158	46,785	315,125	526,068
Total	705,015	215,142	419,736	1,339,893	701,969	199,696	421,690	1,323,355

ii)         The impaired secured and unsecured loan portfolio as of June 30, 2012 and December 31, 2011, is as follows:

	As of June 30,				As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	387,987	199,482	53,363	640,832	376,864	183,657	58,335	618,856
Unsecured debt	317,028	15,660	366,373	699,061	325,105	16,039	363,355	704,499
Total	705,015	215,142	419,736	1,339,893	701,969	199,696	421,690	1,323,355

iii)      The portfolio of non - performing loans secured and unsecured as of June 30, 2012 and December 31, 2011 is as follows:

	As of June 30,				As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	134,701	136,141	6,841	277,683	116,201	138,234	9,920	264,355
Unsecured debt	143,041	14,364	94,781	252,186	135,680	14,677	96,645	247,002
Total	277,742	150,505	101,622	529,869	251,881	152,911	106,565	511,357

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 9 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)            Allowances

The allowance activities in the 2012 and 2011 periods are as follows:

	As of June 30,			As of December 31,
	2012			2011
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of January 1	147,917	375,770	523,687	152,748	328,833	481,581

Portfolio charge-offs:
Commercial loans	(19,649)	(26,734)	(46,383)	(23,200)	(67,175)	(90,375)
Mortgage loans	-	(5,450)	(5,450)	-	(12,776)	(12,776)
Consumer loans	-	(120,578)	(120,578)	-	(187,937)	(187,937)

Total charge offs loans	(19,649)	(152,762)	(172,411)	(23,200)	(267,888)	(291,088)

Allowances established	30,336	176,864	207,200	60,110	374,237	434,347
Allowances released	(11,617)	(28,528)	(40,145)	(41,741)	(59,412)	(101,153)

Balances as of	146,987	371,344	518,331	147,917	375,770	523,687

In addition to credit risk allowances, there are allowances held for:

a)             Country risk to cover the risk taken when holding or compromising resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Regulations Compendium. The balance of allowances as of June 30, 2012 and December 31, 2011 is Ch$ 88 million and Ch$ 19 million, respectively.

b)             According to Circular letter 3489 from the SBIF on December 29, 2009 the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balance of allowances as of June 30, 2012 and December 31, 2011 is Ch$ 17,689 million and Ch$ 17,473 million, respectively.

e)                               Allowances established for customer and interbank loans

	As of June 30,	As of December 31,
	2012	2011

Customer loans	207,200	434,347
Interbank loans	277	600
Total	207,477	434,947

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 10 - AVAILABLE FOR SALE INVESTMENTS:

As of June 30, 2012 and December 31, 2011 the detail of instruments designated as available for sale instruments is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	646,311	570,573
Chilean Central Bank Notes	232,760	563,114
Other Chilean Central Bank and Government securities	249,651	173,839
Subtotals	1,128,722	1,307,526

Other Chilean securities
Time deposits in Chilean financial institutions	561,269	275,022
Mortgage finance bonds of Chilean financial institutions	63,097	66,806
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	308	319
Subtotals	624,674	342,147

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	16,582	11,638
Subtotals	16,582	11,638

Total	1,769,978	1,661,311

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling MCh$ 44,661 and MCh$273,323 as of June 30, 2012 and December 31, 2011, respectively.

As of June 30, 2012 available for sale investments included unrealized net losses of Ch$ 863 million, recorded as a “Valuation adjustment” in Equity, distributed between MCh$ 801 attributable to Bank shareholders and MCh$ 62 attributable to non controlling interests.

As of December 31, 2011 available for sale investments included unrealized net losses of MCh$ 3,043, recorded as a “Valuation adjustment” in Equity, distributed between MCh$ 3,077 attributable to Bank shareholders and MCh$ 34 attributable to non controlling interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 11 - INTANGIBLE ASSETS:

a)                   As of June 30, 2012 and December 31,2011 the composition of the item is as follows:

				As of June 30, 2012
	Useful life (years)	Remaining useful life	Opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.9	2,496	8,863	(6,375)	2,488
Software development	3	1.9	78,243	192,099	(121,186)	70,913

Total			80,739	200,962	(127,561)	73,401

				As of December 31, 2011
	Useful life (years)	Remaining useful life	Opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,108	8,085	(5,589)	2,496
Software development	3	1.8	75,882	184,133	(105,890)	78,243

Total			77,990	192,218	(111,479)	80,739

b)                The activity in intangible assets during June 30, 2012 and December 31, 2011 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Gross balances 2012
Opening balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	778	7,966	8,744
Disposals	-	-	-

Balances as of June 30, 2012	8,863	192,099	200,962

Gross balances 2011
Balances as of January 1, 2011	6,229	150,090	156,319
Acquisitions	1,856	32,195	34,051
Disposals	-	(409)	(409)
Other	-	2,257	2,257

Balances as of December 31, 2011	8,085	184,133	192,218

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 11 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Amortization for the period	(786)	(15,296)	(16,082)
Other changes	-	-	-

Balances as of June 30, 2012	(6,375)	(121,186)	(127,561)

Balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(1,468)	(31,625)	(33,093)
Other changes	-	(57)	(57)

Balances as of December 31, 2011	(5,589)	(105,890)	(111,479)

c)                The Bank does not have any restriction on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT

a)     Property, plant and equipment as of June 30, 2012 and December 31,2011 is as follows:

		As of June 30, 2012
	Opening balances as of January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and buildings	117,834	159,246	(43,424)	115,822
Equipment	22,570	57,065	(32,962)	24,103
Ceded under operating leases	4,730	4,767	(68)	4,699
Other	7,925	24,989	(17,943)	7,046
Total	153,059	246,067	(94,397)	151,670

		As of December 31, 2011
	Opening balances as of January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and buildings	123,654	156,688	(38,854)	117,834
Equipment	20,346	51,781	(29,211)	22,570
Ceded under operating leases	4,698	4,739	(9)	4,730
Other	6,287	24,081	(16,156)	7,925
Total	154,985	237,289	(84,230)	153,059

b)     The activity in property, plant, and equipment during 2012 and 2011 is as follows:

b.1) Gross balance

2012	Land and buildings	Equipment	Ceded under an operating leases	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2012	156,688	51,781	4,739	24,081	237,289
Additions	2,570	5,461	28	834	8,893
Disposals	(12)	(89)	-	(43)	(144)
Impairment due to damage	-	(88)	-	-	(88)
Transfers	-	-	-	-	-
Other	-	-	-	117	117
Balances as of June 30, 2012	159,246	57,065	4,767	24,989	246,067

2011	Land and buildings	Equipment	Ceded under an operating leases	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2011	152,925	42,757	4,736	18,943	219,361
Additions	12,271	9,272	3	5,143	26,689
Disposals	(8,508)	(132)	-	(5)	(8,645)
Impairment due to damage	-	(116)	-	-	(116)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2011	156,688	51,781	4,739	24,081	237,289

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

Banco Santander Chile has recognized in its financial statements as of June 30, 2012 an impairment of Ch$88 million from damages to ATMs. Reimbursement payments received from the insurance company totaled Ch$241 million, which are presented in “Other operating income” (Note 31).

b.2) Accumulated depreciation

2012	Land and buildings	Equipment	Ceded under an operating leases	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2012	(38,854)	(29,211)	(9)	(16,156)	(84,230)
Depreciation charges in the period	(4,571)	(3,764)	(59)	(1,794)	(10,188)
Sales and disposals in the period	1	13	-	7	21
Other	-	-	-	-	-
Balances as of June 30, 2012	(43,424)	(32,962)	(68)	(17,943)	(94,397)

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)
Depreciation charges in the period	(10,002)	(6,845)	(9)	(3,517)	(20,373)
Sales and disposals in the period	419	45	-	17	481
Other	-	-	38	-	38
Balances as of December 31, 2011	(38,854)	(29,211)	(9)	(16,156)	(84,230)

c)             Operational leases – Lessor

As of December 31, 2012 and 2011, the future minimum lease inflows under non-cancellable operating leases is a follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$
Due within 1 year	1,189	1,151
Due after 1 year but within 2 years	880	1,165
Due after 2 year but within 3 years	607	605
Due after 3 year but within 4 years	348	582
Due a 4 year but within 5 years	273	293
Due after 5 years	2,259	2,337
Total	5,556	6,133

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 12 - PROPERTY, PLANT, AND EQUIPMENT, continued:

d)             Operational leases – Lessee

Certain of the Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$
Due within 1 year	16,606	15,089
Due after 1 year but within 2 years	14,978	13,521
Due after 2 year but within 3 years	13,637	12,373
Due after 3 year but within 4 years	11,519	10,781
Due a 4 year but within 5 years	10,619	9,347
Due after 5 years	66,260	63,686
Total	133,619	124,797

e)             As of June 30, 2012 and December 31, 2011, the Bank has not entered into financial leases which cannot be unilaterally rescinded.

As of June 30, 2012 and December 31, 2011 the Bank does not have any restriction on title property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities.  Also, the Bank has no debt regarding Property, plant, and equipment to those dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES:

a)      Current taxes

At the end of each reporting period the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation.  This provision is recorded net of recoverable taxes, as shown as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(24,181)	(37,253)
Current tax liabilities	46	1,498
Total tax payable (recoverable)	(24,135)	(35,755)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate of 18.5% and 20%	32,430	101,853
Minus:
Provisional monthly payments (PPM)	(50,613)	(138,329)
Credit for training expenses	(505)	(1,366)
Other	(5,447)	2,087
Total tax payable (recoverable)	(24,135)	(35,755)

b)      Effect on income

The effect of tax expense on income for the periods ended June 30, 2012 and 2011 is comprised of the following items:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Income tax expense
Current tax	17,942	20,844	9,793	40,478

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(3,907)	(1,675)	23,312	4,914
Prior years’ tax benefit	-	-	-	-
Subtotals	14,035	19,169	33,105	45,392
Tax for rejected expenses (Article No.21)	8	247	19	525
Other	(16)	-	(16)	-
Net charges for income tax expense	14,027	19,416	33,108	45,917

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

c)     Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of June 30, 2012 and 2011, is as follows:

	As of June 30,
	2012		2011
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Income tax using statutory rate	18.50	47,863	20.00	61,196
Permanent differences	(2.78)	(7,201)	(3.05)	(9,344)
Additions or deductions	-	-	-	-
Unique tax (rejected expenses)	(0.02)	(42)	-	(1)
Effect of change in tax rate	(0,27)	(688)	(0.02)	(67)
Other	(2.63)	(6,824)	(1.92)	(5,867)

Effective rates and expenses for income tax	12.80	33,108	15.01	45,917

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012, to 20% and 18.5% respectively.  Due to this, the Bank recognized tax benefit amounted to MCh$67 and MCh$688 as of 2011 and June 2012, respectively, corresponding to the adjustment of temporary differences to be reversed during those years.

d)        Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, during the periods between January 1, 2012 and June 30, 2012 and January 1, 2011 and December 31, 2011:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Available for sale investments	51	143
Cash flow hedge	508	-
Total deferred tax assets affecting other comprehensive income	559	143

Deferred tax liabilities
Available for sale investments	(206)	(705)
Cash flow hedge	(1,224)	(72)
Total deferred tax liabilities affecting other comprehensive income	(1,430)	(777)

Net deferred tax balances in equity	(871)	(634)

Deferred taxes in equity attributable to Bank shareholders	(857)	(639)
Deferred tax in equity attributable to non-controlling interests	(14)	5

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 13 - CURRENT AND DEFERRED TAXES, continued:

e)        Effect of deferred taxes on income

As of June 30, 2012 and December 31, 2011 the Bank has recorded on its intermediate consolidated financial statements the effects of deferred taxes.

Below are the effects on assets and liabilities affecting profit or loss, as a result of temporary differences:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	2,122	1,936
Extraordinary charge-off	8,567	7,028
Assets received in lieu of payment	1,205	1,322
Exchange rate adjustments	291	1,890
Property, plant and equipment	3,926	5,906
Allowance for loan losses	73,646	77,199
Provision for expenses	13,962	15,961
Derivatives	19	27
Leased assets	30,319	31,244
Subsidiaries tax losses	4,317	4,229
Other	1,308	869
Total deferred tax assets	139,682	147,611

Deferred tax liabilities
Valuation of investments	(4,185)	(2,301)
Depreciation	(144)	(178)
Prepaid expenses	(2,405)	(1,303)
Other	(802)	(756)
Total deferred tax liabilities	(7,536)	(4,538)

f)      Summary of deferred tax assets and liabilities

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	559	143
Recognized in profit or loss	139,682	147,611
Total deferred tax assets	140,241	147,754

Deferred tax liabilities
Recognized in other comprehensive income	(1,430)	(777)
Recognized in profit or loss	(7,536)	(4,538)
Total deferred tax liabilities	(8,966)	(5,315)

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 14 – OTHER ASSETS:

Other assets item is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Assets for leasing (*)	28,091	105,150

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	14,753	11,428
Assets awarded at judicial sale	8,152	10,226
Provisions for assets received in lieu of payment or awarded	(3,511)	(2,227)
Subtotals	19,394	19,427

Other assets
Guarantee deposits	165,117	149,583
VAT credit	6,854	8,953
Income tax recoverable	28,756	6,849
Prepaid expenses	63,231	70,927
Assets recovered from leasing for sale	4,423	2,693
Pension plan assets	3,244	3,348
Accounts and notes receivable	87,765	64,667
Notes receivable through brokerage and simultaneous transactions	136,903	66,406
Other assets	68,108	48,467
Subtotals	564,401	421,893

Total	611,886	546,470

(*)                         Assets available to be granted under financial leasing agreements.

(**)                    Assets received in lieu of payment are assets received as payment of customers’ past-due debts.  The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.60% (0.81% as of December 31, 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sale are not subject to the aforementioned requirement.  These properties are assets available for sale.  For most assets, sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) when the first is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 15 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of June 30, 2012 and December 31, 2011 the composition of the item is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,618,258	3,543,776
Other deposits and demand accounts	394,302	350,519
Other demand liabilities	612,010	519,520

Total	4,624,570	4,413,815

Time deposits and other time liabilities
Time deposits	9,806,300	8,816,766
Time savings account	104,794	102,831
Other time liabilities	1,999	1,517

Total	9,913,093	8,921,114

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of June 30, 2012 and December 31, 2011 the composition of the item is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	98,870	100,299
Other domestic obligations	76,660	75,260
Foreign obligations	11,851	1,040
Subtotals	187,381	176,599
Issued debt instruments
Mortgage finance bonds	143,310	160,243
Senior bonds	3,354,712	3,601,125
Subordinated bonds	853,634	861,871
Subtotals	4,351,656	4,623,239

Total	4,539,037	4,799,838

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2012
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,045	136,265	143,310
Senior bonds	540,883	2,813,829	3,354,712
Subordinated bonds	131,665	721,969	853,634
Issued debt instruments	679,593	3,672,063	4,351,656

Other financial liabilities	68,469	118,912	187,381

Total	748,062	3,790,975	4,539,037

	As of December 31, 2011
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,707	152,536	160,243
Senior bonds	749,340	2,851,785	3,601,125
Subordinated bonds	136,842	725,029	861,871
Issued debt instruments	893,889	3,729,350	4,623,239

Other financial liabilities	56,078	120,521	176,599

Total	949,967	3,849,871	4,799,838

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 — ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

a)                   Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.7% as of June 2012 (5.7% as of December 2011).

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	7,045	7,707
Due after 1 year but within 2 years	8,286	7,535
Due after 2 year but within 3 years	16,118	10,333
Due after 3 year but within 4 years	13,930	21,122
Due a 4 year but within 5 years	11,698	14,010
Due after 5 years	86,233	99,536
Total mortgage bonds	143,310	160,243

b)                  Senior bonds

The following table shows senior bonds by currency as of June 30, 2012 and 2011:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Santander bonds in UF	2,001,594	2,001,713
Santander bonds in US$	1,024,460	1,268,763
Santander bonds in CHF$	91,326	119,394
Santander bonds in Ch$	237,332	211,255
Total senior bonds	3,354,712	3,601,125

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2012 the Bank issued bonds for UF 428,000 and USD 250,000,000; detailed as follows:

Series	Amount		Term		Issue rate	Issuance date	Amount Issued	Maturity date
FD Series	UF	2,000	5	years	To maturity (bullet)	09-01-2010	UF 3,500,000	09-01-2015
E1 Series	UF	300,000	5	years	3.50 % per annum simple	02-01-2011	UF 4,000,000	02-01-2016
E3 Series	UF	6,000	8.5	years	3.50 % per annum simple	01-01-2011	UF 4,000,000	01-07-2019
E6 Series	UF	120,000	10	years	3.50 % per annum simple	04-01-2012	UF 4,000,000	04-01-2022

UF Total	UF	428,000
USD Senior	USD	250,000,000	2 years		Libor (3 months) + 200 bp	02-14-2012	USD 250,000,000	02-14-2014
USD Total	USD	250,000,000

In 2011 the Bank placed bonds for UF 5,694,000; USD 635,000,000; and CLP 36,900,000,000; detailed as follows:

Series	Amount		Term	Interest Rate	Issuance date	Amount Issued	Maturity date
Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	19-01-2011	USD 500,000,000	19-01-2016
Floating rate bond	USD	135,000,000	6 months	Libor (3 months) + 80 bp	29-11-2011	USD 135,000,000	01-29-2012
USD Total	USD	635,000,000
E1 Series	UF	896,000	5 years	3.50 % per annum simple	01-02-2011	UF 4,000,000	01-02-2016
E2 Series	UF	3,048,000	7.5 years	3.50 % per annum simple	01-01-2011	UF 4,000,000	07-01-2018
E3 Series	UF	1,750,000	8.5 years	3.50 % per annum simple	01-01-2011	UF 4,000,000	07-01-2019
UF Total	UF	5,694,000
E4 Series	CLP	36,900,000,000	5 years	6.75 % per annum simple	01-06-2011	CLP 50,000,000,000	01-06-2016
CLP Total	CLP	36,900,000,000

In 2011, a total payment of the Bond Series BSTDH20799 was carried out in July and a total payment of Bond Series BSTDR0207 took place in August. Also, a partial payment of the fixed rate bond for CHF 133,000,000 was done.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The table below shows issued bonds pending to be placed:

Series	Amount		Term	Issue rate	Issuance date	Maturity date
FD	UF	158,000	5 years	To maturity (bullet)	09-01-2010	09-01-2015
E1	UF	2,804,000	5 years	3.0 % per annum simple	02-01-2011	02-01-2016
E2	UF	952,000	7.5 years	3.50 % per annum simple	01-01-2011	07-01-2018
E3	UF	2,244,000	8.5 years	3.50 % per annum simple	01-01-2011	07-01-2019
E6	UF	3,880,000	10 years	3.50 % per annum simple	04-01-2012	04-01-2022
Total	UF	10,038,000
E4	CLP	13,100,000,000	5 years	6.75 % per annum simple	06-01-2011	06-01-2016
E5	CLP	25,000,000,000	10 years	6,30% per annum simple	12-01-2012	12-01-2012
Total	CLP	38,100,000,000

These bonds mature as follows:

	As of June 30,	As of December 31,

	2012	2011
	MCh$	MCh$
Due within 1 year	540,883	749,340
Due after 1 year but within 2 years	702,749	460,200
Due after 2 year but within 3 years	411,279	408,723
Due after 3 year but within 4 years	801,445	656,201
Due a 4 year but within 5 years	61,740	488,425
Due after 5 years	836,616	838,236
Total senior bonds	3,354,712	3,601,125

c)     Subordinated bonds

The following table shows the balances of our subordinated bonds:

	As of June 30,	As of December 31,

	2012	2011
	MCh$	MCh$

Subordinated bonds denominated in US$	303,409	316,169
Subordinated bonds denominated in UF	550,225	545,702
Total subordinated bonds	853,634	861,871

During the first semester of 2012 the Bank has not issued subordinated bonds on the local market.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank placed subordinated bonds on the local market for UF 4,950,000, which are detailed as follows:

Series	Amount	Term	Issue rate	Issuance date	Amount Issued	Maturity date
G3 Series Total	UF 3.000.000	25 years	3.90% per annum simple	07-01-2012	3,000,000	07-01-2035
G5 Series Total	UF 2.100.000	20 years	3.90% per annum simple	04-01-2011	4,000,000	04-01-2031
Total UF	UF 5.100.000

The maturities of these bonds are as follows:

	As of June 30,	As of December 31,

	2012	2011
	MCh$	MCh$
Due within 1 year	131,665	136,842
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	171,744	179,327
Due after 3 year but within 4 years	18,123	10,567
Due a 4 year but within 5 years	18,820	29,616
Due after 5 years	513,282	505,519
Total subordinated bonds	853,634	861,871

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 16 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

d)     Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	29,469	29,575
Due after 2 year but within 3 years	3,265	2,866
Due after 3 year but within 4 years	3,285	3,489
Due a 4 year but within 5 years	3,108	3,095
Due after 5 years	79,785	81,496
Non-current portion subtotals	118,912	120,521

Current portion:
Amounts due to credit card operators	52,547	50,840
Acceptance of letters of credit	11,222	704
Other long-term financial obligations, short-term portion	4,700	4,534
Current portion subtotals	68,469	56,078

Total other financial liabilities	187,381	176,599

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES:

As of June 30, 2012 and December 31, 2011 the detail of maturities of assets and liabilities is as follows:

As of June 30, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,210,330	-	-	-	2,210,330	-	-	-	2,210,330
Cash items in process of collection	477,367	-	-	-	477,367	-	-	-	477,367
Trading investments	-	37,296	121,468	129,983	288,747	46,522	60,090	106,612	395,359
Investments under resale agreements	-	4,756	-	-	4,756	-	-	-	4,756
Financial derivative contracts	-	72,085	95,545	219,270	386,900	636,494	405,804	1,042,298	1,429,198
Interbank loans (*)	76,832	-	68,837	-	145,669	-	-	-	145,669
Loans and accounts receivables from customers (**)	623,774	1,851,866	1,443,192	2,855,363	6,774,195	5,767,250	5,833,027	11,600,277	18,374,472
Available for sale investments	-	342,648	116,596	433,484	892,728	498,818	378,432	877,250	1,769,978
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,388,303	2,308,651	1,845,638	3,638,100	11,180,692	6,949,084	6,677,353	13,626,437	24,807,129

Liabilities
Deposits and other demand liabilities	4,624,570	-	-	-	4,624,570	-	-	-	4,624,570
Cash items in process of being cleared	297,871	-	-	-	297,871	-	-	-	297,871
Investments under repurchase agreements	-	362,378	5,129	2,410	369,917	-	-	-	369,917
Time deposits and other time liabilities	107,464	3,928,433	2,951,587	2,600,142	9,587,626	300,942	24,525	325,467	9,913,093
Financial derivative contracts	-	74,182	69,877	204,932	348,991	493,321	333,169	826,490	1,175,481
Interbank borrowings	151,778	118,662	404,840	879,727	1,555,007	152,788	-	152,788	1,707,795
Issued debt instruments	-	110,450	972	568,171	679,593	3,071,712	600,351	3,672,063	4,351,656
Other financial liabilities	52,548	9,643	723	5,555	68,469	39,127	79,785	118,912	187,381

Total liabilities	5,234,231	4,603,748	3,433,128	4,260,937	17,532,044	4,057,890	1,037,830	5,095,720	22,627,764

(*)   Interbank loans are presented in a gross basis.  The amount of allowance totals MCh$ 279.

(**)  Loans and accounts receivables from customers are presented in a gross basis. Allowance amounts according to type of loan are detailed as follows: Commercial Ch$ 235,812 million, Mortgage Ch$36,229 million, and Consumer Ch$246,290 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 17 - MATURITIES OF ASSETS AND LIABILITIES, continued:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and y3 months	Between 3 and y12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,793,701	-	-	-	2,793,701	-	-	-	2,793,701
Cash items in process of collection	276,454	-	-	-	276,454	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	341,061	44,857	23,845	68,702	409,763
Investments under resale agreements	-	12,928	-	-	12,928	-	-	-	12,928
Financial derivative contracts	-	63,101	167,584	295,791	526,476	686,325	400,068	1,086,393	1,612,869
Interbank loans (*)	36,785	50,903	-	-	87,688	-	-	-	87,688
Loans and accounts receivables from customers (**)	492,635	1,510,419	1,277,005	2,653,577	5,933,636	5,697,193	5,716,265	11,413,458	17,347,094
Available for sale investments	-	607,472	190,642	180,451	978,565	403,577	279,169	682,746	1,661,311
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,599,575	2,272,732	1,675,839	3,402,363	10,950,509	6,831,952	6,419,347	13,251,299	24,201,808

Liabilities
Deposits and other demand liabilities	4,413,815	-	-	-	4,413,815	-	-	-	4,413,815
Cash in process of being cleared	89,486	-	-	-	89,486	-	-	-	89,486
Obligations under repurchase agreements	-	463,083	78,712	2,586	544,381	-	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	-	64,287	158,196	209,723	432,206	513,818	346,124	859,942	1,292,148
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	-	179,128	1,920,092
Issued debt instruments	-	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599

Total liabilities	4,854,055	4,955,434	3,217,960	3,670,099	16,697,548	3,389,766	1,893,560	5,283,326	21,980,874

(*)     Interbank loans are presented in a gross basis.  The amount of allowance totals MCh$ 147.

(**)    Loans and accounts receivables from customers are presented in a gross basis  Allowance amounts according to type of loan are detailed as follows:  Commercial MCh$ 245,032, Mortgage MCh$ 35,633 and Consumer MCh$ 243,022.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 18 - OTHER LIABILITIES

The Other liabilities item is as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Accounts and notes payable	88,505	86,402
Payable agreed dividends	4	-
Unearned income	478	948
Guarantees received (threshold)	268,077	271,980
Notes payable through brokerage and simultaneous transactions	8,569	8,725
Other liabilities	80,962	30,922

Total	446,595	398,977

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 19 -CONTINGENCIES AND COMMITMENTS:

a)     Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of June 30, 2012 the Bank and its affiliates maintained provisions for these legal actions, totaling Ch$759 million (Ch$784 million as of December 31, 2011), which are part of the “Provisions for contingencies” item.

b)     Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Letters of credit issued	260,784	184,649
Foreign letters of credit confirmed	136,817	52,889
Guarantees	978,107	920,986
Pledges and other commercial commitments	126,100	147,081
Subtotals	1,501,808	1,305,605
Available on demand credit lines	4,878,478	4,673,525
Other irrevocable credit commitments	424,045	95,150
Total	6,804,331	6,074,280

c)     Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Third party operations
Collections	345,407	212,784
Assets from third parties managed by the Bank and its affiliates	785,551	35
Subtotals	1,130,958	212,819
Custody of securities
Securities held in custody	319,123	250,291
Securities held in custody deposited in other entity	551,571	557,493
Issued securities held in custody	12,438,390	10,636,123
Subtotals	13,309,084	11,443,907

Total	14,440,042	11,656,726

d)                Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2545451, with the insurance company Compañia de Seguros Chilena Consolidada, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2011 to June 30, 2012, which has been renovated for a new period.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 19 -CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$9,955.10 million and time deposits totaling UF 1,644,198.2617 as a guaranty of Private Investment Funds (P.I.F.) as of June 30, 2012.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.212100436, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2012.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 16,825 million to cover simultaneous transactions.

In addition, this line includes a guarantee given to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,000 million and an additional guarantee to the Santiago Stock Exchange for Ch$ 953 million as of June 30, 2012.

Santander Corredora de Seguros Limitada

a)                Insurance policies

In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No.10022204), and professional liability policy (No.10022208) for its insurance brokers, from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies have UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2012 through April 14, 2013.

b)                Contingent loans and liabilities

To satisfy its client-s needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position. Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank’s global risk.

c)                Lawsuits

As of June 30, 2012 there are lawsuits for UF 23,643.94 mainly due to leased assets. The estimated loss is recognized under Provisions.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 20 – EQUITY:

a)                Capital

As of June 30, 2012 and December 31, 2011 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares. All shares have the same rights, and have no preferences of restrictions.

	Number of shares
	As of June 30,	As of December 31,
	2012	2011

Issued as of January 1,	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of June 30, 2012 and December, 31 2011 neither the Bank nor any of its subsidiaries or associates held any of the issued shares.

As of June 30, 2012 shares held by shareholders were as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of Equity

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	38,276,757,922	38,276,757,922	20.31
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,996,546,975	-	10,996,546,975	5.83
AFP on behalf of third parties	6,381,298,992	-	6,381,298,992	3.39
Other minority holders	3,686,365,234	2,341,792,858	6,028,158,092	3.20
Total			188,446,126,794	100.00

As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	% of Equity

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45
Total			188,446,126,794	100.00

(*)  American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 20 — EQUITY, continued:

b)                Dividends

During the period ended on June 30, 2012 the dividends recognized as distributions to owners and the related amount of dividends per share are detailed in the Consolidated Intermediate Statements of Changes in Equity:

c)                As of June 30, 2012 and 2011 diluted earnings and basic earnings per share were as follows:

	As of June 30,
	2012	2011
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	224,002	257,810
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in pesos)	1.189	1.368

b) Diluted earnings per share
Total attributable to Bank shareholders	224,002	257,810
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in pesos)	1.189	1.368

As of June 30, 2012 and 2011 the Bank did not have instruments that generated diluting effects on equity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 20 – EQUITY, continued:

d)         Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30,	As of December 31,
	2012	2011
	MCh$	MCh$

Available for sale investments
Balance as of January 1,	3,043	(18,596)
Gains (losses) on remeasuring available for sale investments, before tax	(2,363)	18,676
Reclassification adjustments on available for sale investments, before tax	-	-
Realized (gains) losses	183	2,963
Subtotals	(2,180)	21,639
Total other comprehensive income, before tax, available-for-sale investments	863	3,043

Cash flow hedges
Balance as of January 1,	394	11,958
Gains (losses) on remeasuring cash flow hedges, before tax	3,497	(12,031)
Reclassification adjustments on cash flow hedges, before tax	111	467
Amounts removed from equity and included in carrying amount of non financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	3,608	(11,564)
Total other comprehensive income, before tax, available-for-sale investments	4,002	394

Other comprehensive income, before taxes	4,865	3,437

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(155)	(562)
Income tax relating to cash flow hedges	(716)	(72)
Total accumulative income tax related to other comprehensive income	(871)	(634)

Other comprehensive income, net of tax	3,994	2,803
Attributable to:
Bank shareholders	3,946	2,832
Non controlling interest	48	(29)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 21 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity, and fogape guarantees (CORFO) up to 15% over guarantees covering assets assessed by risk.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 21 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,210,330	2,793,701	-	-
Cash in process of collection	477,367	276,454	70,825	45,737
Trading investments	395,359	409,763	33,831	23,817
Investments under resale agreements	4,756	12,928	4,756	12,928
Financial derivative contracts (*)	947,609	1,158,023	748,636	807,233
Interbank loans	145,390	87,541	29,078	17,508
Loans and accounts receivable from customers	17,856,141	16,823,407	15,737,156	14,746,903
Available for sale investments	1,769,978	1,661,311	162,844	99,197
Investments in other companies	8,854	8,728	8,854	8,728
Intangible assets	73,401	80,739	73,401	80,739
Property, plant, and equipment	151,670	153,059	151,670	153,059
Current taxes	24,181	37,253	2,418	3,725
Deferred taxes	140,241	147,754	14,024	14,775
Other assets	611,886	546,470	449,789	426,822
Off-balance-sheet assets
Contingent loans	3,501,995	3,023,330	2,084,943	1,801,971
Total	28,319,158	27,220,461	19,572,225	18,243,142

(*)   “Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – [Updated Compilation of Rules] issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

	Total		Ratio
	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2012	2011	2012	2011
	MCh$	MCh$	%	%

Basic capital	2,028,611	2,001,222	7.16	7.35
Effective net equity	2,688,400	2,687,393	13.74	14.73

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 22 – NON CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries’ equity is summarized as follows:

				Other comprehensive income
For the 6-month period ended as of June 30, 2012	Non-controlling	Equity	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income:
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	610	42	(1)	-	(1)	41
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	24,631	1,378	97	(19)	78	1,456
Santander Asset Management S.A. Administradora General de Fondos	0.02	9	3	-	-	-	3
Santander Corredora de Seguros Limitada	0.24	147	4	-	-	-	4
Subtotals		25,400	1,427	96	(19)	77	1,504

Special Purpose Entities:
Bansa Santander S.A.	100	951	(78)	-	-	-	(78)
Santander Gestión de Recaudación y Cobranza Limitada	100	2,198	(135)	-	-	-	(135)
Multinegocios S.A.	100	162	12	-	-	-	12
Servicios Administrativos y Financieros Limitada	100	1,273	189	-	-	-	189
Fiscalex Limitada	100	172	20	-	-	-	20
Multiservicios de Negocios Limitada	100	1,116	172	-	-	-	172
Subtotals		5,872	180	-	-	-	180

Total		31,272	1,607	96	(19)	77	1,684

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 22 - NON CONTROLLING INTEREST, continued:

				Other comprehensive income
For the 6-month period ended as of June 30, 2011	Non- controlling	Equity	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income:
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	530	28	13	(2)	11	39
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,490	2,142	240	(41)	199	2,341
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	3	-	-	-	3
Santander Corredora de Seguros Limitada	0.24	138	3	-	-	-	3
Subtotals		26,171	2,176	253	(43)	210	2,386

Special Purpose Entities:
Bansa Santander S.A.	100	1,457	(186)	-	-	-	(186)
Santander Gestión de Recaudación y Cobranza Limitada	100	1,625	(94)	-	-	-	(94)
Multinegocios S.A.	100	134	-	-	-	-	-
Servicios Administrativos y Financieros Limitada	100	865	207	-	-	-	207
Fiscalex Limitada	100	133	17	-	-	-	17
Multiservicios de Negocios Limitada	100	786	134	-	-	-	134
Subtotals		5,000	78	-	-	-	78

Total		31,171	2,254	253	(43)	210	2,464

The non controlling interest in equity and the affiliates’ income as of June 30, 2012 and 2011 is summarized as follows:

			Other comprehensive income
For the quarter ending as of June 30, 2012	Non- controlling	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income:
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	21	-	-	-	21
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	548	138	(26)	112	660
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	1	-	-	-	1
Subtotals		571	138	(26)	112	683

Special Purpose Entities:
Bansa Santander S.A.	100	6	-	-	-	6
Santander Gestión de Recaudación y Cobranza Limitada	100	30	-	-	-	30
Multinegocios S.A.	100	8	-	-	-	8
Servicios Administrativos y Financieros Limitada	100	99	-	-	-	99
Fiscalex Limitada	100	10	-	-	-	10
Multiservicios de Negocios Limitada	100	92	-	-	-	92
Subtotals		245	-	-	-	245

Total		816	138	(26)	112	928

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 22 - NON CONTROLLING INTERESTS continued:

For the quarter ending as of June 30, 2011			Other comprehensive income
	Non controlling share	Income	AFS investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries
Santander Agente de Valores Limitada	0.97	20	1	-	1	21
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	1,164	39	(7)	32	1,196
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	1	-	-	-	1
Subtotals		1,186	40	(7)	33	1,219

Special Purpose Entities:
Bansa Santander S.A.	100	(170)	-	-	-	(170)
Santander Gestión de Recaudación y Cobranza Limitada	100	(568)	-	-	-	(568)
Multinegocios S.A.	100	(5)	-	-	-	(5)
Servicios Administrativos y Financieros Limitada	100	115	-	-	-	115
Fiscalex Limitada	100	10	-	-	-	10
Multiservicios de Negocios Limitada	100	70	-	-	-	70
Subtotals		(548)	-	-	-	(548)

Total		638	40	(7)	33	671

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)     The composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	For the quarter ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	690	(8)	-	682	1,378	(6)	-	1,372
Interbank loans	217	-	-	217	1,159	-	-	1,159
Commercial loans	174,296	15,030	1,576	190,902	145,626	43,930	1,134	190,690
Mortgage loans	56,642	21,617	2,887	81,146	49,972	66,864	2,582	119,418
Consumer loans	153,763	567	751	155,081	132,480	1,120	774	134,374
Investment instruments	19,109	(211)	-	18,898	18,069	3,680	-	21,749
Other interest income	7,833	1,115	-	8,948	8,255	1,160	-	9,415

Interest income	412,550	38,110	5,214	455,874	356,939	116,748	4,490	478,177

	For the 6-month period ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	1,470	(12)	-	1,458	2,524	(4)	-	2,520
Interbank loans	742	-	-	742	1,832	-	-	1,832
Commercial loans	339,142	51,082	2,764	392,988	280,199	60,624	2,259	343,082
Mortgage loans	112,453	74,819	5,784	193,056	97,454	92,783	5,042	195,279
Consumer loans	304,099	1,692	1,449	307,240	260,182	1,552	1,439	263,173
Investment instruments	51,495	1,291	-	52,786	33,301	5,548	-	38,849
Other interest income	9,058	1,452	-	10,510	11,991	1,333	-	13,324

Interest income	818,459	130,324	9,997	958,780	687,483	161,836	8,740	858,059

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

b)     As indicated in Note 1 i), suspended interests are recorded in suspense accounts (off-balance-sheet accounts) until they are effectively received.

As of June 30, 2012 and 2011, the detail of income from suspended interest is as follows:

	For the quarter ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	2,110	11	-	2,121	1,425	2,767	-	4,192
Mortgage loans	34	(221)	-	(187)	7	2,104	-	2,111
Consumer loans	3,225	(17)	-	3,208	1,722	376	-	2,098

Total	5,369	(227)	-	5,142	3,154	5,247	-	8,401

	For the 6-month period ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	32,957	8,737	-	41,694	24,491	5,880	-	30,371
Mortgage loans	4,856	8,462	-	13,318	3,847	5,744	-	9,591
Consumer loans	23,766	1,340	-	25,106	17,488	969	-	18,457

Total	61,579	18,539	-	80,118	45,826	12,593	-	58,419

c)     The composition of expense from interest and adjustments, excluding expense from hedge accounting, is as follows:

	For the quarter ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(594)	(103)	-	(697)	(264)	(240)	-	(504)
Repurchase agreements	(4,553)	-	-	(4,553)	(1,844)	(43)	-	(1,887)
Time deposits and liabilities	(112,526)	(8,472)	-	(120,998)	(84,408)	(34,171)	-	(118,579)
Interbank borrowings	(6,691)	(2)	-	(6,693)	(6,551)	(15)	-	(6,566)
Issued debt instruments	(42,906)	(10,990)	-	(53,896)	(41,986)	(37,150)	-	(79,136)
Other financial liabilities	(1,203)	(156)	-	(1,359)	(1,247)	(598)	-	(1,845)
Other interest expense	(583)	(784)	-	(1,367)	(563)	(2,878)	-	(3,441)

Interest expense total	(169,056)	(20,507)	-	(189,563)	(136,863)	(75,095)	-	(211,958)

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 23 -INTEREST INCOME AND EXPENSE, continued:

	For the 6-month period ending as of June 30,
	2012				2011
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,280)	(358)	-	(1,638)	(430)	(333)	-	(763)
Repurchase agreements	(10,176)	9	-	(10,167)	(2,705)	(170)	-	(2,875)
Time deposits and liabilities	(216,298)	(30,153)	-	(246,451)	(149,015)	(46,703)	-	(195,718)
Interbank loans	(14,087)	(10)	-	(14,097)	(13,111)	(25)	-	(13,136)
Issued debt instruments	(86,777)	(39,184)	-	(125,961)	(83,478)	(51,452)	-	(134,930)
Other financial liabilities	(2,425)	(549)	-	(2,974)	(2,506)	(787)	-	(3,293)
Other interest expense	(1,198)	(2,238)	-	(3,436)	(1,191)	(4,225)	-	(5,416)

Interest expense total	(332,241)	(72,483)	-	(404,724)	(252,436)	(103,695)	-	(356,131)

d)     The summary of interest and expenses for the periods presented is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
Items	MCh$	MCh$	MCh$	MCh$

Interest income	455,874	478,177	958,780	858,059
Interest expense	(189,563)	(211,958)	(404,724)	(356,131)

Interest income	266,311	266,219	554,056	501,928

Income from hedge accounting (net)	(11,371)	(18,805)	(33,044)	(25,831)

Total net interest income	254,940	247,414	521,012	476,097

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 24 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,418	2,949	4,867	6,099
Fees and commissions for guarantees and letters of credit	6,909	5,699	13,844	11,515
Fees and commissions for card services	31,587	30,700	64,002	60,722
Fees and commissions for management of accounts	7,350	7,078	14,588	14,105
Fees and commissions for collections and payments	16,449	16,215	32,251	31,704
Fees and commissions for intermediation and management of securities	3,139	3,381	6,494	7,180
Fees and commissions for investments in mutual funds or others	8,488	10,179	17,097	21,132
Insurance brokerage fees	8,015	9,574	16,201	18,389
Office banking	3,455	2,991	6,535	5,837
Other fees earned	3,130	3,886	5,996	7,207

Total	90,940	92,652	181,875	183,890

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(17,948)	(14,622)	(35,346)	(29,857)
Fees and commissions for securities transactions	164	(789)	(1,209)	(1,326)
Office banking	(3,113)	(2,368)	(5,852)	(4,375)
Other fees	(2,036)	(2,823)	(2,770)	(4,893)

Total	(22,933)	(20,602)	(45,177)	(40,451)

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 25 - NET INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of June 30, 2012 and 2011, the detail of income from financial operations is as follows:

	For the quarter ended As of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	13,830	(13,515)	(36,179)	29,108
Trading investments	7,262	8,542	20,509	16,741
Sale of loans and accounts receivables from customers
Current portfolio	-	-	720	-
Written-off portfolio	-	1,366	2,608	3,109
Available for sale investments	(839)	(51)	(1,897)	(2,624)
Other income from financial operations	163	5,685	459	5,068

Total	20,416	2,027	(13,780)	51,402

NOTE 26 – NET FOREIGN EXCHANGE PROFIT

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2012 and 2011, the detail of foreign exchange income is as follows:

	For the quarter ending as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	(63,782)	38,544	140,538	53,764
Hedging derivatives:	66,383	(11,044)	(81,657)	(50,044)
Income from adjustable assets in foreign currency	2,231	(1,298)	(1,058)	(9)
Income from adjustable liabilities in foreign currency	392	847	900	156
Total	5,224	27,049	58,723	3,867

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 27 - PROVISION FOR LOAN LOSSES:

The 2012 and 2011 activity for provision for loan losses recorded on the Statement of Income is as follows:

		Loans and accounts receivable from customers
For the quarter ended as of June 30, 2012	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(15)	(14,584)	-	-	(1,764)	(16,363)
- Group evaluations	-	(14,621)	(5,811)	(68,425)	(1,381)	(90,238)
Total allowances and charge-offs	(15)	(29,205)	(5,811)	(68,425)	(3,145)	(106,601)

Allowances released
- Individual evaluations	144	2,900	-	-	11	3,055
- Group evaluations	-	5,939	2,697	8,292	500	17,428
Total released allowances	144	8,839	2,697	8,292	511	20,483

Recovery of loans previously charged off	-	2,145	427	4,971	-	7,543

Net charge to income	129	(18,221)	(2,687)	(55,162)	(2,634)	(78,575)

		Loans and accounts receivable from customers
For the 6-month period ended as of June 30, 2012	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(277)	(30,336)	-	-	(2,344)	(32,957)
- Group evaluations	-	(30,901)	(10,659)	(135,304)	(1,857)	(178,721)
Total allowances and charge-offs	(277)	(61,237)	(10,659)	(135,304)	(4,201)	(211,678)

Allowances released
- Individual evaluations	145	11,617	-	-	520	12,282
- Group evaluations	-	12,453	4,614	11,457	1,525	30,049
Total released allowances	145	24,070	4,614	11,457	2,045	42,331

Recovery of loans previously charged off	-	3,824	868	7,799	-	12,491

Net charge to income	(132)	(33,343)	(5,177)	(116,048)	(2,156)	(156,856)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 27 - PROVISION FOR LOAN LOSSES, continued:

For the quarter ended as of June 30, 2011	Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(435)	(9,635)	-	-	(2,239)	(12,309)
- Group evaluations	-	(20,530)	(6,477)	(49,373)	(48)	(76,428)
Total allowances and charge-offs	(435)	(30,165)	(6,477)	(49,373)	(2,287)	(88,737)

Allowances released
- Individual evaluations	382	13,296	-	-	1,503	15,181
- Group evaluations	-	866	807	4,593	5,754	12,020
Total released allowances	382	14,162	807	4,593	7,257	27,201

Recovery of loans previously charged off	-	1,611	315	2,736	-	4,662

Net charge to income	(53)	(14,392)	(5,355)	(42,044)	4,970	(56,874)

For the 6-month period ended as of June 30, 2011	Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(569)	(23,029)	-	-	(4,182)	(27,780)
- Group evaluations	-	(36,312)	(15,132)	(95,992)	(155)	(147,591)
Total allowances and charge-offs	(569)	(59,341)	(15,132)	(95,992)	(4,337)	(175,371)

Allowances released
- Individual evaluations	446	23,456	-	-	1,816	25,718
- Group evaluations	-	2,732	4,201	11,865	15,010	33,808
Total released allowances	446	26,188	4,201	11,865	16,826	59,526

Recovery of loans previously charged off	-	3,561	554	6,182	-	10,297

Net charge to income	(123)	(29,592)	(10,377)	(77,945)	12,489	(105,548)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 28 - PERSONNEL SALARIES AND EXPENSES:

a)             Composition of personnel salaries and expenses

	For the quarter ended as of June 30,		For the 6-month period ending as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	48,491	44,252	89,974	80,061
Bonuses or gratifications	14,698	15,253	34,426	31,075
Stock-based benefits	480	540	930	1,155
Seniority compensation	2,572	3,295	4,493	5,406
Pension plans	218	312	493	867
Training expenses	582	220	1,130	817
Day care and kindergarten	635	516	1,237	1,114
Health funds	891	671	1,755	1,324
Welfare fund	116	109	231	218
Other personnel expenses	9,712	5,487	13,186	11,459
Total	78,395	70,655	147,855	133,496

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 29 - ADMINISTRATIVE EXPENSES:

As of June 30, 2012 and 2011, the composition of the item is as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	28,510	24,393	50,075	48,401
Maintenance and repair of property, plant and equipment	3,285	3,055	6,557	5,972
Office lease	7,567	5,387	12,014	10,753
Equipment lease	62	21	177	61
Insurance payments	511	570	1,125	1,135
Office supplies	1,632	1,522	3,165	3,266
IT and communication expenses	6,312	5,355	12,018	10,510
Lighting, heating and other utilities	1,135	1,230	2,243	2,298
Security and valuables transport services	2,969	2,740	6,011	5,653
Representation and personnel travel expenses	1,313	1,022	2,525	2,014
Judicial and notarial expenses	1,522	1,429	2,761	3,059
Fees for technical reports	758	734	1,540	1,342
Fees for auditing the financial statements	618	785	2,104	1,298
Other general administrative expenses	826	543	1,835	1,040
Outsourced services	9,089	10,172	20,666	20,330
Board expenses	322	283	703	640
Compensation to Board members	251	231	513	458
Board expenses	71	52	190	182
Marketing expenses	4,664	4,402	8,565	7,062
Taxes, payroll taxes, and contributions	2,530	2,285	5,190	4,604
Real state contributions	372	450	818	866
Patents	464	380	945	828
Other taxes	2	2	9	4
Contributions to SBIF	1,692	1,453	3,418	2,906

Total	45,115	41,535	89,199	81,037

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 30 – DEPRECIATION AMORTIZATION AND IMPAIRMENT:

a)             Depreciation, amortization and impairment charges for the periods ended as of June 30, 2012 and 2011 are detailed below:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,057)	(5,022)	(10,188)	(9,851)
Amortizations of Intangible assets	(9,141)	(7,922)	(16,082)	(16,433)
Subtotals	(14,198)	(12,944)	(26,270)	(26,284)
Impairment of property, plant, and equipment	(34)	(27)	(88)	(32)

Total	(14,232)	(12,971)	(26,358)	(26,316)

b)                The reconciliation between the book values and balances as of December 31, 2011, January 1, 2011 and 2012 and June 30, 2012 balances is as follows:

	Depreciation, amortization and impairment
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(10,188)	(16,082)	(26,270)
Sales and disposals in the period	21	-	21
Others	-	-	-
Balances as of June 30, 2012	(94,397)	(127,561)	(221,958)

	Depreciation, amortization and impairment
	2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(20,373)	(33,093)	(53,466)
Sales and disposals in the period	481	-	481
Other	38	(57)	(19)
Balances as of December 31, 2011	(84,230)	(111,479)	(195,709)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 31 - OTHER OPERATING INCOME AND EXPENSES:

a)     Other operating expenses are comprised of the following components:

	For the quarter ended as of June 30,		For the 6-month period ending as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,029	914	1,530	1,754
Recovery of charge-offs and income from assets received in lieu of payment	1,667	1,299	4,465	2,110
Subtotals	2,696	2,213	5,995	3,864
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	-	-	-
Subtotals	-	-	-	-
Other income
Leases	43	771	62	777
Gain on sale of property, plant and equipment (*)	90	78	571	809
Recovery of provisions for contingencies	-	(128)	-	5
Compensation from insurance companies	108	95	241	116
Other	135	280	185	288
Subtotals	376	1,096	1,059	1,995

Total	3,072	3,309	7,054	5,859

(*) In March 2011, Banco Santander Chile sold 1 branch. At the time of sale, its carrying value was Ch$48 million, its selling price was Ch$165 million, resulting in a gain of Ch$117 million. In the first semester of 2012, the Bank has not sold any branch.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 31 - OTHER OPERATING INCOMES AND EXPENSES, continued:

b)     Other operating expenses are detailed as follows:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,986	1,873	4,505	5,331
Provisions for assets received in lieu of payment	1,842	752	2,966	1,277
Expenses for maintenance of assets received in lieu of payment	644	644	1,342	1,435
Subtotals	4,472	3,269	8,813	8,043

Credit card expenses
Credit card expenses	285	473	457	1,344
Credit card memberships	1,422	1,012	2,479	1,967
Subtotals	1,707	1,485	2,936	3,311

Customer services	2,061	2,689	4,302	4,587

Other expenses
Operating charge-offs	985	1,418	2,934	3,302
Life insurance and general product insurance policies	1,643	1,316	3,311	3,122
Additional tax on expenses paid overseas	775	992	1,701	2,026
Provisions for contingencies	2,098	(3,590)	4,092	3,293
Other	1,723	1,221	3,740	1,729
Subtotals	7,224	1,357	15,778	13,472

Total	15,464	8,800	31,829	29,413

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Consolidated Interim Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)     Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of June 30, 2012				As of December 31, 2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	43,633	656	2,771	59,693	39,708	663	2,234	62,512
Mortgage loans	-	-	15,645	-	-	-	15,657	-
Consumer loans	-	-	1,518	-	-	-	1,808	-
Loans and accounts receivables	43,633	656	19,934	59,693	39,708	663	19,699	62,512

Provision for loan losses	(105)	(7)	(43)	(20)	(54)	(1)	(39)	(23)
Net loans	43,528	649	19,891	59,673	39,654	662	19,660	62,489

Guarantees	68	-	18,423	1,292	25,311	-	18,244	1,241

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	24,959	-	-	-	187	-	-	-
Guarantees	24,190	-	-	7,347	12,778	-	-	569
Contingent loans	49,149	-	-	7,347	12,965	-	-	569

Provisions for contingent loans	(75)	-	-	(9)	(63)	-	-	(1)

Net contingent loans	49,074	-	-	7,338	12,902	-	-	568

The activity of loans to related parties during the periods ended on June 30, 2012 and December 31, 2011 is shown below:

	As of June 30,				As of December 31,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	52,673	663	19,699	63,081	52,237	670	19,818	14,099
New loans	60,741	1	3,493	8,467	40,471	24	5,260	62,528
Payments	(20,554)	(8)	(3,258)	(4,508)	(40,035)	(31)	(5,379)	(13,546)

Balances as of June 30	92,860	656	19,934	67,040	52,673	663	19,699	63,081

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2012 and 2011, and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)     Assets and liabilities with related parties

	As of June 30,				As of December 31,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	9,305	-	-	-	178,567	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	593,949	-	-	-	506,880	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	14,964	-	-	-	4,617	-	-	-

Liabilities
Deposits and other demand liabilities	5,866	3,023	1,700	8,631	5,057	4,009	1,425	16,782
Obligations under repurchase agreements	64,727	-	-	-	137,191	-	-	-
Time deposits and other time liabilities	188,013	245	3,742	68,385	248,206	368	3,627	41,732
Financial derivative contracts	392,188	-	-	-	396,538	-	-	-
Issued debt instruments	51,438	-	-	-	1,683	-	-	-
Other financial liabilities	171,431	-	-	-	58,848	-	-	-
Other liabilities	1,219	-	-	-	1,339	-	-	-

c)                Income (expenses) recorded with related parties

	For the quarter ending as of June 30,				For the quarter ending as of June 30,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(5,705)	22	239	(636)	(2,072)	18	387	(2,178)
Income and expenses from fees and services	(461)	14	32	79	23,974	17	26	56
Net income from financial and foreign exchange operations	(115,883)	-	2	(1,788)	14,177	-	(14)	(1,958)
Other operating revenues and expenses	160	-	-	-	(1,053)	-	-	-
Key personnel compensation and expenses	-	-	(8,284)	-	-	-	(7,656)	-
Administrative and other expenses	(5,938)	(6,619)	-	-	(6,305)	(6,332)	-	-

Total	(127,827)	(6,583)	(8,011)	(2,345)	28,721	(6,297)	(7,257)	(4,080)

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 6-month period ended as of June 30,				For the 6-month period ended as of June 30,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(10,138)	35	584	(1,185)	(5,127)	30	661	(1,971)
Income and expenses from fees and services	(462)	23	62	112	39,713	21	56	90
Net income from financial and foreign exchange operations	(170,658)	-	2	1,543	(1,814)	-	(14)	(2,701)
Other operating revenues and expenses	317	-	-	-	(2,478)	-	-	-
Key personnel compensation and expenses	-	-	(16,302)	-	-	-	(16,592)	-
Administrative and other expenses	(11,725)	(12,903)	-	-	(12,101)	(11,481)	-	-

Total	(192,666)	(12,845)	(15,654)	470	18,193	(11,430)	(15,889)	(4,582)

(*) Reflects derivative contracts that hedge Group positions in Chile

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)                       Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Interim Statement of Income, corresponds to the following categories:

	For the quarter ended as of June 30,		For the 6-month period ended as of June 30,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,229	3,945	8,290	7,823
Board members’ compensation	251	231	513	458
Bonuses or gratifications	2,931	2,661	5,800	5,622
Compensation in stock	415	383	803	766
Training expenses	41	47	57	59
Seniority compensation	12	-	12	680
Health funds	73	66	143	130
Other personnel expenses	98	105	177	660
Pension plans	234	312	507	394
Total	8,284	7,750	16,302	16,592

e)                Composition of key personnel

As of June 30, 2012 and December 31, 2011 the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of June 30,	As of December 31,
	2012	2011

Director	14	13
Division manager	20	18
Department manager	87	88
Manager	63	62
Total key personnel	184	181

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on a given date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale).  The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement.  The three levels of the hierarchy of fair values are the following:

Level 1: In quoted prices on active markets for identical assets and liabilities.

Level 2: inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1) Chilean Government and Department of Treasure bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2). They include:

1) Mortgage bonds

2) Private paper

3) Deposits

4) Average Chamber Swaps (CMS)

5) FX Forward and Inflation

6) Cross Currency Swaps (CCS)

7) FX Options.

8) Interest Rate Swap (IRS) FX

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Certificates (current flow value)		Valuated by using similar instrument—rices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of June 30, 2012 and December 31, 2011:

	Fair value measurement
As of June 30,	2012	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	395,359	385,284	10,075	-
Available for sale investments	1,769,978	1,132,878	635,431	1,669
Derivatives	1,429,198	-	1,352,730	76,468
Total	3,594,535	1,518,162	1,998,236	78,137

Liabilities
Derivatives	1,175,481	-	1,174,310	1,171
Total	1,175,481	-	1,174,310	1,171

	Fair value measurement
As of December 31,	2011	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	409,763	409,763	-	-
Available for sale investments	1,661,311	1,305,876	353,466	1,969
Derivatives	1,612,869	-	1,525,748	87,121
Total	3,683,943	1,715,639	1,879,214	89,090

Liabilities
Derivatives	1,292,148	-	1,290,779	1,369
Total	1,292,148	-	1,290,779	1,369

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 33 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2012 and 2011:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	89,090	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income, under “Net income from financial operations” item	(10,653)	198
Included in comprehensive income, under “Available for sale investments” item	(300)	-
Purchases, issuances, and allocations (net)	-	-

As of June 30, 2012	78,137	(1,171)

Total profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2012	(10,953)	198

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(10,213)	2,461
Included in comprehensive income	13	-
Purchases, issuances, and allocations (net)	-	-

As of June 30, 2011	94,108	(2,961)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of June 30, 2011	(10,200)	2,461

The realized and unrealized profits (losses) included in income for 2012 and 2011, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income in the line item.

The potential effect as of June 30, 2012 and 2011 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, it is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2012 and 2011, and December 31, 2011

NOTE 34 – SUBSEQUENT EVENTS

Between July 1, 2012 and the date on which these Consolidated Intermediate Financial Statements were issued (July 23, 2012), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer